EXHIBIT 99.1

Annual Information Form

March 1, 2013

2012 Annual Information Form

Teck Resources Limited	Page i

2012 Annual Information Form

Nomenclature

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

Teck Resources Limited	Page ii

2012 Annual Information Form

Cautionary Statement on Forward-Looking Information

This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form.  These forward-looking statements include but are not limited to, statements concerning:

■	forecast production and operating costs;

■	our strategies and objectives;

■	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

■	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

■	the sensitivity of our financial results to changes in commodity prices;

■	treatment and refining charges;

■	our interest and other expenses;

■	our tax position and the tax rates applicable to us;

■	our plans for our oil sands investments and other development projects;

■
decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project, the Frontier project, the Quebrada Blanca hypogene project, the Quintette coal mine, various expansions at our Elk Valley coal mines and our Galore Creek project;

■	our estimates of the quantity and quality of our mineral and oil reserves and resources;

■	the production capacity of our operations, our planned production levels and future production;

■	availability of transportation for our products from our operations;

■	potential impact of transportation and other potential production disruptions;

■	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

■
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

Teck Resources Limited	Page 1

2012 Annual Information Form

■	the costs and potential impact of managing water quality at our coal operations;

■	our financial and operating objectives;

■	our exploration, environmental, health and safety initiatives;

■	the outcome of legal proceedings and other disputes in which we are involved;

■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

■	the timing of completion of pre-feasibility or feasibility studies on our properties;

■	the predicted timing and level of production at our Quintette coal mine, assuming operations there are restarted;

■	our dividend policy; and

■	general business and economic conditions.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

■	general business and economic conditions;

■	interest rates;

■	changes in commodity and power prices;

■	acts of foreign governments and the outcome of legal proceedings;

Teck Resources Limited	Page 2

2012 Annual Information Form

■	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and petroleum products;

■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations;

■	our costs of production and our production and productivity levels, as well as those of our competitors;

■	our ability to secure adequate transportation for our products;

■	changes in credit market conditions and conditions in financial markets generally;

■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

■	the availability of qualified employees and contractors for our operations, including our new developments

■	our ability to attract and retain skilled staff;

■	the satisfactory negotiation of collective agreements with unionized employees;

■	the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

■	engineering and construction timetables and capital costs for our development and expansion projects;

■	costs of closure of various operations;

■	market competition;

■	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

■	premiums realized over London Metal Exchange cash and other benchmark prices;

■	tax benefits and tax rates;

■	the outcome of our coal price and volume negotiations with customers;

■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

■	the resolution of environmental and other proceedings or disputes;

■	the future supply of low cost power to the Trail smelting and refining complex;

■	our ability to obtain, comply with and renew permits in a timely manner; and

■	our ongoing relations with our employees and with our business partners and joint venturers.

Teck Resources Limited	Page 3

2012 Annual Information Form

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You should also carefully consider the matters discussed under “Description of the Business — Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Contingent Bitumen Resources

In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them.  Investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

In this Annual Information Form, we also use the term “contingent bitumen resources”. Investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it and such resources are not normally permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of contingent bitumen resources will ever be converted into reserves.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves or to disclose contingent oil and gas resources. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources and contingent bitumen resources. Accordingly, information in this Annual Information Form containing descriptions of our mineral deposits and of our oil and gas deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Teck Resources Limited	Page 4

2012 Annual Information Form

Glossary of Technical Terms

bitumen: a naturally occurring heavy viscous crude oil.

cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic metal refining process.

clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those steelmaking coals possessing physical and chemical characteristics that facilitate the manufacture of coke, which is used in the steelmaking process.  Coking coal may also be referred to as steelmaking coal.

concentrate:  a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

dump leach: a process that involves dissolving and recovering minerals from typically lower grade uncrushed ore from a mine dump.

extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.

flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, while other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal:  a type of coking coal used primarily for making coke in integrated steel mills.

heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.

hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

LME: London Metal Exchange

mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

oil sands:  sand and rock material that contains bitumen.

Teck Resources Limited	Page 5

2012 Annual Information Form

ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.

steelmaking coal:  means the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.

strike: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

sulphide:  a mineral compound containing sulphur but no oxygen.

supergene:  near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:  an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by coking coals.  Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

Teck Resources Limited	Page 6

2012 Annual Information Form

Corporate Structure

Name, Address and Incorporation

Teck Resources Limited was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck Resources Limited	Page 7

2012 Annual Information Form

Intercorporate Relationships

Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2012 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
Teck Financial Corporation Ltd.	Bermuda
Aurcay Holdings Ltd.	Bermuda
Aur QB Inc.	Panama
Teck Resources Chile Limitada	Chile
Teck Base Metals Ltd.	Bermuda
Teck Metals Ltd.	Canada
Fording Partnership	Alberta
Teck Resources Coal Partnership	British Columbia
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
Teck Resources Mining Partnership	British Columbia
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

—	a 97.5% partnership interest in the Highland Valley Copper partnership;

—	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;

—	a 76.5% share interest in Compañia Minera Teck Quebrada Blanca S.A.;

—	a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and

—	a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

Teck Resources Limited	Page 8

2012 Annual Information Form

The following chart sets out the relationships among our material subsidiaries.

Teck Resources Limited	Page 9

2012 Annual Information Form

General Development of the Business

Three-Year History

2010

In 2010 average annual prices for our principal products increased compared to 2009.  Annual average prices for copper and zinc were US$3.42 and US$0.98 per pound, respectively, compared with US$2.34 and US$0.75 per pound in 2009.  Realized coal prices increased from US$157 per tonne in 2009 to US$181 per tonne in 2010.

Three dispositions of non-core assets announced in 2009 as part of our debt reduction plan closed in 2010.  The sale of the Agi Dagi and Kirazli gold projects closed in January 2010, and we received gross proceeds of US$24 million and 2.4 million shares of Alamos Gold Inc.  The sale by Compañía Minera Teck Carmen de Andacollo S.A. (CDA) of an interest in the gold production from the Andacollo mine was completed in January 2010, and CDA received proceeds of US$218 million in cash and approximately 1.2 million shares of Royal Gold, Inc.  On March 5, 2010 we closed the sale of a one-third interest in the Waneta Dam for proceeds of $825 million.  Net proceeds received by Teck from these dispositions were used to partially repay debt incurred in connection with the acquisition of the assets of Fording Canadian Coal Trust (FCCT).  In April 2010 we repaid the remaining amount of the acquisition-related bank debt.  Following this repayment, the pledge bonds securing our notes issued in 2009 and the guarantees and liens securing those pledge bonds were released.

In April 2010 we announced that we were resuming the payment of semi-annual dividends, which were previously suspended as part of our debt reduction plan.  The first dividend payment of $0.20 per share was made on July 2, 2010 and on November 17, 2010 we declared a dividend of $0.30 per share, which was paid on January 4, 2011.

We announced a number of events in 2010 related to the expansion and development of our operations.  On January 5 we announced a major expansion at the Antamina mine in Peru.  On May 20 we announced that development of the Aqqaluk deposit at the Red Dog mine would proceed.  Our copper concentrator project at the Carmen de Andacollo operation in Chile achieved commercial production in October, increasing the expected mine life by approximately 20 years.  As part of our growth strategy for coal, we announced on April 29 that we had initiated a feasibility study to potentially re-open our Quintette coal mine in northeast British Columbia.  On October 6 we announced a 10-year rail agreement with Canadian Pacific Railway Limited to transport coal from our Elk Valley steelmaking coal mines to Vancouver-area ports.

We undertook a number of refinancing transactions in 2010 intended to reduce the outstanding amount of the high-yield debt that we issued in 2009.  In August 2010 we issued US$300 million principal amount of 3.850% notes due 2017 and US$450 million principal amount of 6.000% notes due 2040.  We used the net proceeds from the offering of notes, together with cash on hand, to purchase, by way of a tender offer, an aggregate of US$800 million principal amount of 2014 notes and 2016 notes. In September 2010 we issued US$500 million of 4.500% notes due 2021 and US$200 million of 6.000% notes due 2040 and used the net proceeds from that offering to purchase, by way of tender offer, US$543 million principal amount of 10.75% notes due 2019.

Teck Resources Limited	Page 10

2012 Annual Information Form

In December 2010 we purchased a further aggregate of US$650 million of our 2014, 2016 and 2019 notes by way of tender offer using cash on hand.

Our cash and cash equivalents as at December 31, 2010 were $832 million against total debt of $4.9 billion.

2011

In 2011 average annual prices for our principal products increased compared to 2010.  Annual average prices for copper and zinc were US$4.00 and US$0.99 per pound, respectively, compared with US$3.42 and US$0.98 per pound in 2010.  Realized coal prices increased from US$181 per tonne in 2010 to US$257 per tonne in 2011.

In 2011 we focused on developing and advancing initiatives at existing operations and projects. In April we announced an expansion study to examine the feasibility of adding an additional SAG mill, ball mill and other associated plant and equipment in order to increase annual production at Carmen de Andacollo.  A mill modernization project at Highland Valley Copper mine commenced in the third quarter, expected to result in improved operational efficiency and recoveries.  At our Trail operations, a $210 million investment to increase our capacity to recycle end-of-life electronics and a $125 million investment for a new acid plant were approved in the fourth quarter of 2011.  In November, a regulatory application and environmental impact assessment for the Frontier project (including the Equinox Project) was submitted to regulators. Feasibility and prefeasibility work continued on a number of our projects over the course of the year as well.

With the repayment of the FCCT acquisition debt completed in 2010, we undertook fewer significant capital market transactions and asset dispositions in 2011 as compared to 2010.  In July 2011 we issued US$300 million principal amount of 3.15% notes due 2017, US$700 million principal amount of 4.75% notes due 2022 and US$1 billion of 6.25% notes due 2041.  We announced and completed the sale of our Carrapateena project in the second half of 2011 for cash proceeds of US$134 million.  In June 2011 we announced a normal course issuer bid in respect of up to 40 million of our Class B subordinate voting shares.

Our cash and cash equivalents as at December 31, 2011 were $4.4 billion against debt of $7.0 billion.

2012

In 2012 average annual prices for our principal products decreased compared to 2011.  Annual average prices for copper and zinc were US$3.61 and US$0.88 per pound, respectively, compared with US$4.00 and US$0.99 per pound in 2011.  Realized coal prices decreased from US$257 per tonne in 2011 to US$193 per tonne in 2012.

We refinanced our remaining high-yield debt over the course of the year by issuing lower coupon bonds and redeeming the outstanding high-yield bonds. In February we issued US$500 million principal amount of 3.000% notes due 2019 and US$500 million principal amount of 5.200% notes due 2042.  The net proceeds of the offering, together with cash on hand, were used to redeem all of the approximately US$530 million outstanding 9.75% senior notes due 2014 and approximately US$521 million principal amount, or half, of our outstanding 10.75% senior notes

Teck Resources Limited	Page 11

2012 Annual Information Form

due 2019.  In August we issued $500 million aggregate principal amount of 2.500% notes due 2018, US$750 million aggregate principal amount of 3.750% notes due 2023 and US$500 million aggregate principal amount of 5.400% notes due 2043.  We used the net proceeds of those issuances, together with cash on hand, to fund the redemption of all of our outstanding 10.25% senior notes due 2016 and the remaining outstanding 10.75% senior notes due 2019.

In June we announced the renewal of our normal course issuer bid program for up to 20 million of our Class B subordinate voting shares.  As at December 31, 2012, we had purchased 3.9 million Class B subordinate voting shares for cancellation pursuant the normal course issuer bid program that expired in June and the renewed program.  In November we announced a 12.5% dividend increase, to $0.45 per share.

We continued to focus on development of our various projects in 2012.  In January 2012 we announced an agreement to acquire SilverBirch Energy Corporation, which held the 50% of the Frontier oil sands development project, including the Equinox property, not owned by Teck.  In April 2012 the transaction closed, giving Teck full ownership of Frontier and Equinox.  We filed the Social and Environmental Impact application for the Quebrada Blanca Phase 2 project, but voluntarily withdrew it later in the year in order to allow us to respond to comments and to provide additional information requested by Chilean authorities.  We currently expect to refile the application in the second quarter of 2013.  Other developments at our operations include new collective bargaining agreements that were announced in 2012 at our Antamina, Carmen de Andacollo, Quebrada Blanca, Trail and Cardinal River operations.

In the third quarter, we announced that we were implementing cost reduction programs across our operations designed to reduce our annual operating costs by a minimum of $200 million.

Our cash and cash equivalents as at December 31, 2012 were $3.3 billion against total debt of $7.2 billion.

Teck Resources Limited	Page 12

2012 Annual Information Form

Description of the Business

General

Teck’s business is exploring for, developing and producing natural resources.  Our activities are organized into business units focused on copper, coal, zinc and energy.

We have interests in the following principal operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Pend Oreille	Zinc Mine	Washington, USA
Wintering Hills	Wind Power Facility	Alberta, Canada

Our principal products are copper, steelmaking coal and zinc.  Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are also produced at our operations. In addition, we own a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in Lease 421 in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

Teck Resources Limited	Page 13

2012 Annual Information Form

The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2012 $(Billions)%		2011 $(Billions)%
Copper(1)	2.737	26	2.665	23
Coal	4.647	45	5.641	49
Zinc(2)	1.130	11	1.335	12
Other(3)	1.829	18	1.873	16
Total	10.343	100%	11.514	100%

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper
(2)	Zinc revenues include sales of refined zinc and zinc concentrate
(3)	Other revenues include sales of silver, lead, molybdenum, various specialty metals, chemicals and fertilizer.

Product Summary

Copper

We produce both copper concentrates and cathode copper.  Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe.  Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Asia and Europe.  Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis.  Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  The major use of refined copper is in electrical and electronic applications, with prices and premiums highly dependent on the demand for electrical wire in construction, communications and automotive applications.

All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

Teck Resources Limited	Page 14

2012 Annual Information Form

Coal

Teck is the second-largest exporter of seaborne high-quality steelmaking coal in the world.  Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas.  In 2012, sales to Asia accounted for approximately 75% of our annual coal sales volume.  Substantially all of the coal we produce is high quality hard coking coal.  Lesser quality PCI and thermal coal products accounted for approximately 10% of our annual sales volume in 2012.

Coal is processed at our mine sites.  Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers.  In 2012, less than 5% of our processed coal was shipped by rail to customers in North America.

We compete in the steelmaking coal market primarily with producers based in Australia and the United States.  We compete with Mongolian and Chinese domestic coal producers for sales to China.  Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates.  Our competitive position in the coal market continues to be determined primarily by the quality of our various coal products and our reputation as a reliable supplier, as well as by our production and transportation costs compared to other producers throughout the world.  Mine expansions in Canada, production ramp-up in China and new supply areas combined with recovery from severe weather disruptions and labour related production shortfalls in Australia contributed to increased availability in steelmaking coal.

The high quality seaborne steelmaking coal markets are cyclical in nature, being driven by a combination of demand, production and export capacity.  We have experienced significant fluctuations in coal prices and sales volumes in the past.  The emergence of China as a significant importer of seaborne steelmaking coal has resulted in a market that is highly elastic and volatile.  Any significant disruption in China’s economic growth could alter the demand and supply dynamics for the entire seaborne market suddenly and severely.

The majority of Teck’s coal sales in 2012 were negotiated and settled on the basis of quarterly pricing.  In addition, developmental sales, which are typically priced on a per-vessel basis, were continued into new markets, particularly China.  Prior to 2010, substantially all of Teck’s coal production was sold under evergreen or long-term agreements with coal prices that were negotiated annually based on a coal year that ran April 1 to March 31.  We expect that substantially all of our coal pricing in 2013 will be negotiated for a term of less than one year, including on a quarterly and per-vessel basis.  Substantially all of our revenues from sales of coal products were derived from sales to third parties.

Zinc

We produce both refined zinc and zinc concentrates.

Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

Teck Resources Limited	Page 15

2012 Annual Information Form

Our principal markets for zinc concentrates are Asia and Europe. In 2012, approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail, B.C. for treatment and refining.  The balance of Red Dog’s production was sold to customers in Asia and Europe.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and treated at Trail) were derived from sales to third parties.  We strive to differentiate our metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

The zinc business is cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.  Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

Teck Resources Limited	Page 16

2012 Annual Information Form

Individual Operations

Copper

Copper Operations

Highland Valley Copper Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company.  Highland Valley’s primary product is copper concentrate and it also produces molybdenum in concentrate.

Our current interest is held through an 11.4% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  Our remaining 83.6% interest is held directly and indirectly through Teck Metals.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations.  The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit truck/shovel operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process between 120,000 and 130,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit.  These are located in the Guichon Batholith which hosts all of the ore bodies located in the area.  The Lornex orebody occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium to coarse-grained with large

Teck Resources Limited	Page 17

2012 Annual Information Form

phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia.    The price of copper concentrate under these long-term sales agreements is based on London Metal Exchange (“LME”) prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party refiners on market terms.

The operation is subject to Canadian federal income tax and British Columbia provincial income tax, as well as British Columbia mineral tax of 13% on net cash flows from the operation, allowing full deductions for capital expenditures.

A two-year pre-stripping program for an extension of the Lornex pit commenced in 2012 after HVC received all necessary permits in late 2011.

In 2012, 14 diamond drill holes in the Valley pit totalling approximately 6,200 meters were drilled.  Diamond drill core is split in halves and sampled in three meter intervals (NQ diameter core) and two meter intervals (HQ diameter core), respectively.  One half is sent to the lab at the site for analysis and the other is retained for future reference.  Field duplicates and external umpire checks of approximately five percent of pulp samples are elements of the Highland Valley quality assurance-quality control program procedures.   Additional drilling and engineering studies are planned in 2013, including a major drill program focused on the Valley and previously active Bethlehem pits.

The mill modernization project approved in 2011 progressed through 2012. The project includes the construction of new flotation and pebble-crushing capacity replacing the existing circuits, which is expected to increase plant availability and increase copper and molybdenum recovery and annual mill throughput over the remaining life of the mine.  The project is scheduled for completion by the end of 2013.

Highland Valley Copper’s 2012 copper production was 116,300 tonnes of copper in concentrate, higher than 2011 production of 97,300 tonnes primarily as a result of higher mill throughput and higher grades. Annual molybdenum production was 27% higher than 2011 levels at 10 million pounds due to improved throughput and higher feed grades, although in the fourth quarter of 2012 molybdenum production was 10% lower than in the fourth quarter of 2011 primarily due to lower ore grades.

2013 production at Highland Valley is expected to be in the range of 100,000 to 110,000 tonnes of copper.  2013 molybdenum production is expected to be approximately five million pounds of molybdenum contained in concentrate, which is lower than 2012 production due to lower ore grades.  The mine life is planned to continue until 2027.

Teck Resources Limited	Page 18

2012 Annual Information Form

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.

The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill grinding and flotation to produce separate copper, zinc, silver, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the minesite, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly

Teck Resources Limited	Page 19

2012 Annual Information Form

distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

The mill expansion that commenced in January 2010 was completed in 2012.  Further optimization efforts are underway to fully utilize the installed SAG mill capacity at the site.

Copper production in 2012 was 446,800 tonnes of copper in concentrate, approximately 34% higher than in 2011.  The increase was primarily due to the benefits of the mill expansion project and record mill throughput of 46.5 million tonnes in 2012. Zinc production in 2012 was 219,000 tonnes of zinc in concentrate, lower than in 2011 primarily due to lower mined zinc grades.  2012 molybdenum production totalled 12.1 million pounds, which was lower than in 2011 due to lower molybdenum grades and recoveries.

Our 22.5% share of Antamina’ s 2013 production is expected to be in the range of 90,000 to 100,000 tonnes of copper, 45,000 to 50,000 tonnes of zinc and 2.8 million pounds of molybdenum in concentrate.   The mine life is expected to continue until 2027.

Antamina has entered into long-term copper and zinc concentrate off-take agreements with major smelting and refining companies which cover the majority of the mine’s production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina shareholders on comparable terms.  The current off-take agreements will expire at the end of 2013 and will be replaced with long-term off-take agreements with affiliates of the Antamina shareholders on market terms.  Molybdenum concentrates are sold to third party refiners on market terms.

In Peru, a new mining tax regime became effective October 1, 2011.  The new regime includes a special mining tax, a modified mining royalty and a special mining burden. CMA is operating under a tax stability agreement and is exempt from the special mining tax and the modified mining royalty until 2016. In the interim, CMA will be subject to the special mining burden which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%. CMA is also subject to Peruvian income tax.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMTQB”).  We own 90% of the Series A shares of CMTQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMTQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMTQB.  When combined with the Series B and Series C shares of CMTQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMTQB’s total share equity.  IMSA’s and ENAMI’s shareholdings equate to a 13.5% and 10% interest in CMTQB’s total share equity, respectively.  ENAMI’s interest is a carried interest and as a result ENAMI is generally not required to contribute further funding to CMTQB.  We are in discussions with IMSA and ENAMI regarding the arrangements for funding CMTQB’s development activities.

Teck Resources Limited	Page 20

2012 Annual Information Form

CMTQB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMTQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located at approximately 4,400 metres elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel live in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open pit mine that produces ore for both heap leach and lower grade dump leach production.  Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year.  Copper cathode is trucked to Iquique for shipment to purchasers.  Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described below, Quebrada Blanca’s supergene orebody is expected to be mined out by 2017, but residual copper cathode production is expected to continue, at declining production rates, through 2018.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km by 5 km quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Taxes payable in Chile that affect the operation include a mining tax of 4% of net sales revenue until 2018. From 2018 the Chilean mining tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CMTQB is also subject to federal income tax in Chile.

The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies.  The remaining copper cathode is sold on the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions.

Teck Resources Limited	Page 21

2012 Annual Information Form

The Quebrada Blanca Phase 2 project involves developing the hypogene resource at Quebrada Blanca.  See “Mineral Reserves and Resources” for mineral reserve and resource information regarding the hypogene deposit.  In 2012, we completed the feasibility study for the project.  Among other matters, the feasibility study contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165-kilometre concentrate and desalinated water pipelines.  The study estimates a capital cost for the development of the project of US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion.  As of December 31, 2012, approximately US$230 million (100% level) has been spent towards that estimated capital cost for development of Quebrada Blanca Phase 2, not including the costs of the completing the feasibility study.

The main activities undertaken in 2102 in connection with the progress of QB Phase 2 were the ongoing preparation and update of the Social Environmental Impact Assessment (SEIA) document, commencement of detail design of the process facilities and project infrastructure, and, the start of the procurement process for the long lead equipment.  As part of the project work plan for 2012, the SEIA for the project was submitted to the Chilean regulatory authorities during the second quarter. This was subsequently voluntarily withdrawn in order to prepare responses to the comments and questions from the Chilean authorities and collect and analyze some additional baseline environmental data. It is anticipated that the SEIA will be re-filed during the second quarter of 2013.

In 2012, approximately 20,500 meters of diamond core drilling in 64 drill holes and approximately 20,500 meters of reverse circulation drilling in 172 drill holes was conducted. The site’s exploration quality assurance and control program includes inserting coarse blanks, standards and duplicates (field, coarse reject, and pulp).  As part of site procedures, diamond core drilling is generally performed using HQ core size, with some holes reduced to NQ at depth.  Core is logged, split, sampled and stored at the mine site.  Half core samples are generally collected on two metre intervals.  The remaining half core is stored in core boxes, or used as a field duplicate sample when required. Site procedures for reverse circulation drilling call for one sample of material to be collected every two metres.  The material is then split using a riffle splitter machine.  A quality assurance and control program for blast holes was implemented over the year.

In 2012, Quebrada Blanca produced 62,400 tonnes of copper cathode, compared to 63,400 tonnes in 2011.  The operation continued to experience operating difficulties due to weather, maintenance requirement for aging plant equipment and the transition towards more dump leach production.  Dump leach mining activities were stopped in the fourth quarter of 2012 as a result of a flow of dump leach solution into the open pit through a gravel lens in the pit wall.  Dump leach mining is expected to resume in the first quarter of 2013.  Production at Quebrada Blanca in 2013 is anticipated to be approximately 50,000 to 60,000 tonnes of copper cathode.

Carmen de Andacollo Mine, Chile (Copper)

The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share

Teck Resources Limited	Page 22

2012 Annual Information Form

equity.  ENAMI’s interest is a carried interest and as a result ENAMI is not required to contribute further funding to CDA.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a newly-constructed concentrator on the site.

The Carmen de Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago.  Access to the Carmen de Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures.  A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

The Carmen de Andacollo mine is an open pit mine.  Copper concentrate is produced by processing hypogene ore.  Supergene ore is also mined, which is transported to heap leach pads.  Lower grade ore is processed through dump leaching.  Copper bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.

In 2012, approximately 32,800 metres of diamond core drilling was conducted.  Quality assurance and quality control include, in part, drill hole regularization every 2.5 metres, structural and geotechnical mapping of drill holes, cutting of cores with a diamond saw and packing samples for mechanical preparation and chemical analysis.

Carmen de Andacollo produced a total of 75,800 tonnes of copper contained in concentrate in 2012, compared with 66,100 tonnes in 2011.  A 20,000 tonnes per day pre-crushing plant was commissioned during the third quarter of 2012 and this was primarily responsible for an increase in concentrator throughput.  Copper cathode production was 4,000 tonnes in 2012 compared with 6,300 tonnes in 2011.  Decrease in production was attributable, in part, due to the planned depletion of the supergene ore as CDA transitioned into mining hypogene ore.

Teck Resources Limited	Page 23

2012 Annual Information Form

2013 production is expected to be 70,000 to 80,000 tonnes of copper in concentrate. In addition, Carmen de Andacollo is expected to produce approximately 5,000 tonnes of copper cathode in 2013.

The majority of copper cathode produced at Carmen de Andacollo is sold under annual contract with metal trading companies.  The remaining Carmen de Andacollo copper cathode production is sold in the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.

Mine life is estimated to be approximately 20 more years.

In January 2010, CDA completed the sale of a royalty interest in future gold production from Andacollo to Royal Gold, Inc.  Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative gold production reaches 910,000 ounces, and 50% thereafter.

Taxes payable in Chile that affect the operation include a mining tax of 5% of net sales revenue until 2018. From 2018 the Chilean mining tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CDA is also subject to federal income tax in Chile.

Duck Pond Mine, Canada (Copper/Zinc)

We hold a 100% interest in the Duck Pond copper-zinc property.  The Duck Pond property is located in central Newfoundland approximately 100 kilometres southwest of the city of Grand Falls-Windsor. The property covers approximately 12,800 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property.

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is to be mined through a combination of open pit and underground mining methods.  Primary production from the lower ore zones was established in 2010 and exploration activity to assess possible ore zone extensions is ongoing.  The Boundary open pit is currently in development and will provide a supplemental feed source to the mill starting in the second half of 2013 as underground reserves become depleted.

Copper in concentrate production in 2012 was 14,100 tonnes while zinc production was 19,500 tonnes of zinc in concentrate. This compares with copper in concentrate production of 13,200 tonnes and 21,300 tonnes of zinc in concentrate production in 2011.

The current mine life extends to early 2015. Duck Pond’s production in 2013 is expected to be approximately 14,000 to 16,000 tonnes of copper in concentrate and between 12,000 and 16,000 tonnes of zinc in concentrate.

Teck Resources Limited	Page 24

2012 Annual Information Form

Differential flotation produces copper and zinc concentrates that are trucked to the port of St. George on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under long term contracts to smelters in North America and Europe using the LME as the price basis for zinc and copper pricing, with treatment and refining charges negotiated on an annual basis.

Copper Projects

Relincho, Chile

In August 2008 we acquired a 100% interest in the Relincho copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement. A preliminary scoping study was completed in May 2009.  Further mine engineering optimization studies were started in late 2009 based on a revised block model which included 2008 drilling results.  A feasibility study commenced in the third quarter of 2011, which we initially expected to be complete by the first quarter of 2013.  Permitting delays have impacted the progress of third-party port and power supply facilities that we expected to use for Relincho and will delay the completion of the feasibility study, which is now expected to be complete at the end of the fourth quarter of 2013.  Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study.  Based on the prefeasibility study, copper production would average 195,000 tonnes per year in the first five years of full production and 180,000 tonnes per year over the 22-year mine life.  In addition, the prefeasibility study indicates that 6,000 tonnes per year of molybdenum could be produced as a byproduct over the life of the mine.

Galore Creek, Canada

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.  Construction activities on the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive and detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project than previously anticipated.  In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek was reduced to approximately $36 million. We completed our funding requirements in June 2011 to earn a 50% interest in the Galore Creek Project.  We and NovaGold will equally fund further project activities.

In 2012, a work program including approximately 25,000 meters of infill and geotechnical drilling was completed. An additional 10,000 to 12,000 meter exploration drill program is planned in 2013.

San Nicolas Project, Mexico (Copper, Zinc)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolas S.A. de C.V., which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”).  Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a

Teck Resources Limited	Page 25

2012 Annual Information Form

subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property.  Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  The project is being held on a care and maintenance basis.

Mesaba Project, United States

We have a 100% interest in the Mesaba copper-nickel project located in northern Minnesota.  Work on an advanced scoping study at the project was completed in 2012. Further optimization studies will be conducted in 2013, including some metallurgical and infill drilling.

CESL Limited (CESL)

CESL, a wholly owned subsidiary, focuses on advancing and commercializing our proprietary hydrometallurgical technology. CESL has a suite of technologies suitable for treating complex copper, copper-gold, copper-nickel and nickel concentrates, particularly those with deleterious elements such as arsenic or magnesium that inhibit the sale of concentrates to conventional smelters. In 2013, the CESL team will continue to seek opportunities to unlock metallurgically challenged resources to create additional value and to commercialize the CESL process.

Coal

Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licenses, which are subject to licensing and leasing fees.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck’s coal mines are conventional open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.  Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  Each of the mines will require additional permits as they progress through their long term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

Teck Resources Limited	Page 26

2012 Annual Information Form

In 2012 we produced 24.7 million tonnes of coal.  Production for 2013 is expected to be in the range of 24.0 to 25.0 million tonnes, depending on customer demand.

Work is ongoing to develop and implement a plan for the management of selenium at all of our operating coal mines in the Elk Valley.  Because of the scale of our operations, the substantial quantities of water involved, and the very low concentrations of selenium, identifying and implementing appropriate treatment technology is a challenge. We filed a draft valley-wide selenium management plan with regulatory authorities in the first quarter of 2013.  This plan sets out an integrated approach to the construction of water diversion and treatment facilities intended to achieve acceptable selenium concentrations downstream from our mining operations.  Although the plan is not yet finalized, we believe that the costs associated with installing these facilities will be substantial. Our draft plan contemplates total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities. Annual operating costs by the end of the five years are expected to be approximately $40 million per year. The draft valley-wide plan contemplates that by 2025 annual operating costs could reach $140 million annually.

Our cost estimates for the treatment of selenium in the Elk Valley assume the application of biological treatment technology, which is currently being installed in the water treatment plant under construction at our Line Creek mine. We are actively investigating alternative technologies with the potential to significantly reduce costs.  Our draft valley-wide selenium management plan also assumes that relevant regulators will agree to site-specific downstream selenium concentrations in certain aquatic environments already affected by selenium discharges from our coal mining operations in excess of those in provincial water quality guidelines. Our cost estimates may increase if regulators require more strict concentration level targets.

We expect that water treatment will need to continue for an indefinite period after mining operations end in order to maintain water quality.  See Risk Factors — We face risks associated with the issuance and renewal of environmental permits” and — “Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and selenium management.

Coal Transportation

Teck ships most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta to West-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that commenced in April 2011.  CPR transports a small portion of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, BC, and interchanges the trains with CNR for furtherance to the West-coast, pursuant to an arrangement between Teck Coal and CNR.  The proportion of our coal shipped via the Kamloops interchange was reduced compared to prior years following the commencement of the 10-year agreement with CPR referred to above.

CNR provides rail service from the Cardinal River mine in Alberta pursuant to an agreement expiring December 31, 2015.  A portion of the coal produced at the five mines in the Elk Valley is

Teck Resources Limited	Page 27

2012 Annual Information Form

transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and the United States.

Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2012 provided services for approximately 59% of Teck’s steelmaking coal shipments. Teck Coal has agreed to terms with Westshore governing shipments of coal originating from all six of our coal mines for the period to March 31, 2021. Neptune, in which Teck Coal has a 46% ownership interest, provides ship-loading services for coal shipments loaded on a cost-of-service basis. We have reached agreement with Ridley Terminals for sufficient annual capacity to meet our expected shipping needs for planned Quintette exports through 2024.

Property Description

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Fording River Mine, Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine consists of approximately 23,000 hectares of coal lands.

Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at current planned production rates for a further 74 years. Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.

Elkview Mine, Canada

Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005.  The Elkview mine is an open pit coal mine located approximately three kilometres east of Sparwood in southeastern British Columbia.

The mine consists of approximately 27,100 hectares of coal lands.

Teck Resources Limited	Page 28

2012 Annual Information Form

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 6.5 million and 6.5 million tonnes of clean coal, respectively.

At current planned production rates, the Elkview mine is estimated to have a remaining reserve life of approximately 34 years.

Greenhills, Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from a defined amount of reserves on certain lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the defined amount of reserves has been mined, processed and loaded onto rail cars for transport; and (ii) March 31, 2015.  Teck estimates that the termination date will be reached in the first quarter of 2013.  The joint venture agreement contemplates that Teck Coal and POSCAN will negotiate in good faith to settle arrangements for POSCAN’s continued participation in the joint venture following such termination.  Those negotiations are continuing.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site consists of approximately 11,800 hectares of coal lands.

Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.2 and 5.2 million tonnes of clean coal, respectively.

Production is derived from the Cougar South pit. Proven and probable reserves at Greenhills are projected to support mining at current planned production rates for a further 15 years.

Coal Mountain, Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site consists of approximately 3,000 hectares of coal lands. Coal Mountain produces both steelmaking and thermal coal. The current annual production capacities of the mine and preparation plant are approximately 2.7 and 3.5 million tonnes of clean coal, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at current planned production rates for a further 7 years.

Teck Resources Limited	Page 29

2012 Annual Information Form

Line Creek, Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacities of the mine and preparation plant are approximately 3.5 and 3.5 million tonnes of clean coal, respectively. At current planned production rates Line Creek has an estimated remaining reserve life of approximately 20 years.

Cardinal River Mine, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5 percent based on any coal mined from the Cheviot pit and certain other former Luscar properties.  The Cardinal River Mine property consists of approximately 15,300 hectares of coal lands.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 1.7 and 3.0 million tonnes of clean coal, respectively.

At current planned production rates, Cardinal River is expected to have a mine life of approximately 16 years.

Quintette Coal Project

Our Quintette mine in northeast British Columbia has been closed since 2000. In the third quarter of 2012 we completed the feasibility study for re-opening the Quintette mine. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. A Mines Act Permit Amendment application was submitted in 2012 and we expect to receive the permit approval in the first half of 2013. First coal production is now expected in the first half of 2014 and by the fourth quarter of 2014 Quintette is expected to be producing at an annualized rate of three million tonnes.

Other Coal Projects

Other coal properties include Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview.  For the Marten Wheeler property, a mine design was completed in 2012 and used as the basis for the pre-feasibility study.  An exploration program was conducted in 2012.

Teck Resources Limited	Page 30

2012 Annual Information Form

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is 100% owned and operated by Teck Alaska Incorporated on leased lands, subject to a royalty as described below. The Red Dog mine covers approximately 1,000 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.

Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Red Dog hosts three deposits: Main, Aqqaluk and Qanaiyaaq. Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010.  The Red Dog Main pit was exhausted in the first quarter of 2012 and all future ore will come from the Aqqaluk deposit.  The Qanaiyaaq deposit remains undeveloped.

The mining method employed is conventional open pit drill and blast and truck and shovel technology.  The current life of mine plan, which includes mineral reserves in the Aqqaluk deposit, described below, will deplete the reported open pit reserves and resources in 2030.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native development corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The net proceeds of production

Teck Resources Limited	Page 31

2012 Annual Information Form

percentage increased from 25% to 30% in the fourth quarter of 2012.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.  The operation also makes a payment in lieu of taxes pursuant to an agreement with the Northwest Arctic Borough.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.  The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency (EPA) and air permits issued by the State of Alaska.  In 2007, in response to an appeal, the EPA withdrew the mine’s recently renewed water discharge permit for procedural reasons.  The previous permit was then extended pending the issuance of a new permit to be issued in connection with the permitting of the Aqqaluk deposit, the next orebody to be developed.

In February 2013, the State of Alaska issued a renewal of Red Dog’s main water discharge permit.  The water discharge permit was previously renewed in 2010 by the EPA, but was stayed following a third-party appeal.  As a result of the appeal, the conditions of the 2010 permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (TDS) were withdrawn and the limitations in the mine’s 1998 water discharge permit remained in effect.  The limitations in the 1998 permit included an effluent limitation for TDS that the mine could not meet.  That appeal was favourably resolved (although a related court decision is the subject of further appeal to the Ninth Circuit Court of Appeals) and jurisdiction over the permit passed to the State of Alaska.  The 2013 permit issued by the State of Alaska reinstated the 2010 permit effluent limitations for TDS.  Despite the issuance of this new permit, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.  The mine is investigating slightly elevated selenium levels in its main water discharge, which may be the result of mining near-surface ore in the Aqqaluk deposit, and which present a compliance issue under the new water discharge permit.  The mine is in material compliance with all of its other permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

In 2012, 13 geotechnical holes were drilled at the Aqqaluk deposit to help determine pit wall placement.  Further geotechnical and ore delineation holes are planned for 2013 and additional drilling may be required if results from these holes delineate further areas requiring follow up.

In 2012, zinc production at Red Dog was 529,100 tonnes of zinc in concentrate compared to 572,200 tonnes in 2011.  This was due to milling rates being lowered to reduce silica in the zinc concentrate and due to lower ore grades. Lead production in 2012 was 95,400 tonnes of lead in concentrate compared to 84,000 in 2011 due to improved recoveries as significantly less near-surface weathered ore from the Aqqaluk pit was processed.   We expect 2013 production to be approximately 500,000 to 525,000 tonnes of zinc in concentrate and approximately 85,000 to 90,000 tonnes of lead in concentrate.

In 2012, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.

Teck Resources Limited	Page 32

2012 Annual Information Form

The lead concentrate production is also shipped to Trail and to customers in Asia.  The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004.  In February 2009, we temporarily suspended operations and put the mine on care and maintenance as a result of low zinc prices.  The mine remained on care and maintenance through 2012.  Historically, all of the concentrate from Pend Oreille was trucked to our Trail metallurgical operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates.

Refining and Smelting

Trail Metallurgical Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc and lead.  It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail’s zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in roasters or pressure leach facilities.  The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant.  Refined zinc is produced by remelting the zinc cathodes

Teck Resources Limited	Page 33

2012 Annual Information Form

and then casting the zinc into various shapes, grades and alloys to meet customer requirements.  A range of valuable metals, including indium and germanium, are extracted as co-products.  Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery.  Silver and gold are also recovered from this circuit after further processing.  Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every three years, with the next shutdown scheduled for 2014.

Refined zinc production totalled 284,200 tonnes in 2012, compared with 291,200 tonnes the previous year as production was impacted by poor operating performance in the zinc electrolytic cell house near the end of the fourth quarter. Refined lead production of 87,900 tonnes was higher than the 85,600 tonnes produced in 2011, mainly due to higher feed rates to the KIVCET furnace.  Record silver production of 22.9 million ounces resulted from increased treatment of silver-bearing concentrate and an increased capacity to refine silver.  In 2013, we expect Trail to produce in the range of 280,000 to 290,000 tonnes of refined zinc, approximately 87,000 tonnes of refined lead and approximately 23.5 million ounces of silver.

The Trail facility recycles electronic waste and treated 12,000 tonnes of material in 2012.  We plan to treat 13,500 tonnes of material in 2013.  The Trail facility also processes zinc alkaline batteries as part of our expanded efforts in recycling post-consumer waste and, in 2011, Trail began processing fluorescent light bulbs.

Construction continued on the new $125 million acid plant, which will replace two existing plants and is expected to deliver enhanced operating reliability and flexibility as well as improved environmental performance. The new plant is expected to go into service in the first quarter of 2014. In September 2011 we announced plans to invest $210 million on the Number 4 Furnace Project at our Trail Operations to significantly increase our capacity to recycle end-of-life electronics.   However, as part of the capital deferrals announced in October 2012, spending on the Number 4 Furnace Project was deferred as major excavation and construction had not commenced and detailed engineering had yet to be completed.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Metals also owns an undivided two-thirds interest in the Waneta hydroelectric power plant near Trail.  B.C. Hydro acquired the balance from Teck in March 2010.  The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with B.C. Hydro, provides electric power to the Trail metallurgical operation.  The operation of Waneta and other hydroelectric plants in the watershed are governed by the Canal Plant Agreement (“CPA”), a contractual arrangement with B.C. Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Resources Limited	Page 34

2012 Annual Information Form

Teck Metals and B.C. Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with B.C. Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and B.C. Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership.  The agreement also generally provides for the firm delivery of energy from Waneta to B.C. Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail’s zinc operations may be sold by Teck Metals, subject to offering B.C. Hydro the first right to purchase the surplus.

We also own a 15 kilometre transmission line from Waneta to the United States power distribution system.

Energy

Fort Hills Project

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7404080933, Alberta Oil Sands Lease No. 7404080932 and Alberta Oil Sands Lease No. 7400120008 (collectively, with certain other leases acquired for tailings disposal, the “Fort Hills Leases”).  The Fort Hills Leases are located approximately 90 kilometres north of Fort McMurray, Alberta and cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River.

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are currently Suncor Energy Inc. (“Suncor”) with a 40.8% limited partnership interest and Total E&P Canada Ltd. (“Total”) with a 39.2% interest.

Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.  Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the following $5 billion of project expenditures and then our 20% pro rata share thereafter.  These amounts include the subscription price for our 20% interest.  The partners will fund further project expenditures in proportion to their respective partnership interests.  As of December 31, 2012, approximately $3.3 billion (100% basis) has been spent on the Fort Hills project by the Fort Hills Partnership and as a result Teck is presently required to contribute 27.5% of approximately the next $4.2 billion of project expenditures and our 20% pro rata share thereafter.  Teck’s cumulative spending on the project is $1.1 billion at the end of 2012, of which $122 million was spent in 2012.

Teck Resources Limited	Page 35

2012 Annual Information Form

In March 2009, the Partnership announced it had reached an agreement with the Government of Alberta to extend the date prior to which the Fort Hills oil sands leases require first production of bitumen until July 31, 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project.

An affiliate of Suncor acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2013. Should the partners sanction Fort Hills (Phase 1), production is not expected to start before 2017.  The timing of a final investment decision on the Fort Hills oil sands project is dependent on the outcome of the project review by Suncor, the operator.

Suncor has provided a forecast project spending estimate of approximately $1.05 billion for 2013, of which our share would be $290 million, including our earn-in commitments.

Fort Hills Partnership engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent opinion of the contingent bitumen resources at the Fort Hills project effective as of December 31, 2012.  The “Low Case” contingent resource estimate (100%) is 2.46 billion barrels of recoverable bitumen.  The “Best Case” contingent resource estimate (100%) is 3.31 billion barrels of recoverable bitumen and the “High Case” contingent resource estimate (100%) is 3.84 billion barrels of recoverable bitumen.  Teck’s 20% interest in the Fort Hills project represents 662 million barrels of recoverable bitumen based on GLJ’s December 31, 2012 “Best Case” estimate.

The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  The volumes set out above refer to potentially recoverable volumes of asphaltene-reduced bitumen resources and were calculated at the outlet of the proposed extraction plant.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

See “Oil and Gas Resources” below for a further discussion of the contingent resource estimates for the Fort Hills project, including some of the factors that currently prevent the classification of the contingent resources as reserves.  Those factors, as well as the matters discussed above, are some of the significant factors that affect the anticipated development of the Fort Hills project.

Frontier and Equinox Projects

In April 2012 Teck completed the purchase of SilverBirch, which gave us full ownership of the Frontier project, including the Equinox property.  The Frontier oil sands project consists of

Teck Resources Limited	Page 36

2012 Annual Information Form

approximately 28,960 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River approximately 10 kilometres north of the Equinox project.

The Frontier project (including Equinox) has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen; the first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier project includes an option of developing Equinox, 10 kilometres south of Frontier, as a satellite operation.

In November 2011 a regulatory application and environmental impact assessment for the Frontier Project (including the Equinox Project) was submitted to government regulators at Alberta Environment, the Alberta Energy Resources Conservation Board and the Canadian Environmental Assessment Agency.  On January 19, 2012 the Federal Environment Minister announced the referral of the Frontier regulatory application to an independent review panel. Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests in July 2012. Teck filed responses to these information requests with provincial and federal regulatory agencies in January 2013.  The Canadian Environmental Assessment Agency estimates the federal review schedule for the Frontier project application to be approximately two years.  When time to respond to information requests is included, 2015 is the earliest an approval decision and receipt of required permits are expected.

A geotechnical and hydrogeological field program was completed for the Frontier project during the winter of 2010/2011 and the results of this field program were included in the engineering and regulatory work conducted during 2011.  Teck completed testing and sampling at 83 geotechnical sites on and around the Frontier project leases. This geotechnical program was designed to gain information on material suitability and foundation conditions in the proposed facilities areas. No field exploration activities were undertaken in 2012 and our focus for Frontier in the year was on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.  A field exploration program is planned for 2013 to acquire additional geotechnical information to assist in future engineering studies.

Teck engaged Sproule Unconventional Ltd. (“Sproule”) to prepare an independent audit and review of contingent bitumen resources, and the mine, tailings and extraction plans, as well as a review of the environmental and regulatory aspects of the Frontier and Equinox oil sands mining projects associated with the current project study, as of December 31, 2012.  The contingent resources estimates were unchanged from last year.  Sproule’s “Low Estimate” of contingent resources for Frontier was 1.51 billion barrels of recoverable bitumen. The “Best Estimate” was 2.45 billion barrels, and the “High Estimate” was 2.74 billion barrels of contingent bitumen resources.

Sproule’s “Best Estimate” for Equinox as of December 31, 2012 remained at 375 million barrels of recoverable bitumen.

See “Oil and Gas Resources” below for a discussion of the contingent resource estimates for the Frontier and Equinox Projects.  In addition to the matters discussed there that currently prevent the classification of the contingent resources for the Frontier and Equinox projects as reserves, other significant uncertainties that may affect the development of the properties are the

Teck Resources Limited	Page 37

2012 Annual Information Form

uncertainty of access to upgrading capacity for the Frontier and Equinox projects and uncertainty around the markets for bitumen.

Lease 421 Area

We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022 and 023 – east of the Athabasca River (approximately 13,300 hectares on a 100% basis).  During the first quarter of 2012, Teck acquired a 50% working interest in Lease 899, which is immediately southwest and adjacent to the Lease 421 Area.

Wintering Hills Wind Power Facility

On September 22, 2010, Teck signed a joint venture agreement with Suncor Energy Products Inc. (“Suncor Energy”) to develop the Wintering Hills wind power project near Drumheller, Alberta. Operations commenced in November 2011. Suncor Energy holds a 70% interest and will operate the project and Teck holds the remaining 30%. Our total investment in the project was approximately $62 million. Our share of power generation in 2012 was 88 GWh.  Our share of expected power generation in 2013 is 85 to 90 GWh, which is dependent on weather conditions.

Exploration

In 2012, we incurred exploration expenditures of $102 million, including $10 million for minesite and development /engineering projects.  Approximately 21% of expenditures were dedicated to exploration for zinc, 25% for gold, 43% for copper and approximately 11% were dedicated to other commodities.  Of the total exploration expenditures, approximately 40% was spent in North America, 28% in South America, 22% in Europe and 10% in Asia-Pacific. In 2013, planned exploration expenditures are expected to be approximately $104 million, including $14 million for minesite and development /engineering projects.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Gold

Following the sale in 2009 of our principal gold assets at the operating or development stage, we are refocusing our gold strategy.  Our plan is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in-country expertise that provide a competitive advantage.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets, and from these new opportunities, at an appropriate point in the exploration and development cycle.

Our current exploration efforts and drill testing for gold are primarily focused in Turkey, Canada, Chile, Peru and Colombia.

Teck Resources Limited	Page 38

2012 Annual Information Form

Corporate

For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Mineral Reserves and Resources

See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

Teck Resources Limited	Page 39

2012 Annual Information Form

MINERAL RESERVES(1) AT December 31, 2012
							Teck Interest
	Proven		Probable		Total		Teck	Recoverable(7)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Ownership (%)	Metal (000 t)
Copper
Highland Valley Copper	359,900	0.34	337,500	0.24	697,400	0.29	97.5%	1,760
Antamina
Copper only ore	94,600	0.90	417,100	0.93	511,700	0.92	22.5%	980
Copper-zinc ore	44,700	0.88	187,300	0.98	232,000	0.96	22.5%	390
	139,300	0.90	604,400	0.94	743,700	0.93	22.5%	1,370
Quebrada Blanca
Heap leach (2)	12,400	0.68	2,900	0.60	15,300	0.66	76.5%	60
Dung leach (2)	34,700	0.38	46,200	0.25	81,000	0.31	76.5%	110
	47,100	0.46	49,100	0.27	96,300	0.36	76.5%	170
Quebrada Blanca - Mill			1,478,000	0.50	1,478,000	0.50	76.5%	4,740
Andacollo
Heap leach (2)	4,600	0.33			4,600	0.33	90%	10
Andacollo - Mil	179,900	0.37	313,100	0.33	493,000	0.35	90%	1,350
Galore	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
Duck Pond	1,400	3.06	300	2.84	1,600	3.02	100%	40
Relincho	149,300	0.49	955,200	0.39	1,104,500	0.41	100%	3,910
Molybdenum
Highland Valley Copper	359,900	0.007	337,500	0.009	697,400	0.008	97.5%	40
Antamina	94,600	0.027	417,100	0.029	511,700	0.028	22.5%	20
Quebrada Blanca - Mill			1,478,000	0.018	1,478,000	0.018	76.5%	130
Relincho	149,300	0.024	955,200	0.020	1,104,500	0.021	100.0%	140
Zinc
Red Dog			51,300	15.7	51,300	15.7	100%	6,750
Pend Oreille	1,600	6.4	300	4.4	1,900	6.1	100%	100
Antamina	44,700	1.9	187,300	2.1	232,000	2.1	22.5%	870
Duck Pond	1,400	3.9	300	2.5	1,600	3.7	100%	40
Lead
Red Dog			51,300	4.0	51,300	4.0	100%	1,220
Pend Oreille	1,600	1.3	300	0.6	1,900	1.2	100%	20

				Teck Interest
	Proven	Probable	Total	Teck	Clean
	Tonnes (000's)	Tonnes (000's)	Tonnes (000's)	Ownership (%)	Coal (000 t)
Metallurgical Coal(3)
Fording River	41,700	568,300	610,000	100%	610,000
Bkview	107,700	103,400	211,100	95%	200,550
Greenhills	52,100	13,900	66,100	80%	52,880
Line Creek	800	59,400	60,200	100%	60,200
Cardinal River	11,200	16,100	27,300	100%	27,300
Quintette (Mt Babcock)	8,400	33,800	42,200	100%	42,200
PCI Coal (3)
Greenhils	2,100	600	2,700	80%	2,160
Coal Mountain	1,200	10,700	11,900	100%	11,900
Line Creek		1,200	1,200	100%	1,200
Cardinal River	300	600	800	100%	800
Thermal Coal (3)
Fording River	200	4,300	4,500	100%	4,500
Greenhills	400	900	1,300	80%	1,040
Coal Mountain	300	1,200	1,400	100%	1,400
Line Creek		3,100	3,100	100%	3,100

							Teck Interest
	Proven		Probable		Total			Recoverable(7)
	Tonnes (000's)	Grade (g/t)(4)	Tonnes (000's)	Grade (g/t)(4)	Tonnes (000's)	Grade (g/t)(4)	Teck Interest	Metal (000 oz)
Gold
Andacollo - Mill(6)	179,900	0.12	313,100	0.11	493,000	0.12	90%	1,020
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040
Silver (7)
Antamina
Copper only ore	94,600	8.4	417,100	9.0	511,700	8.9	22.5%	25,250
Copper-zinc ore	44,700	15.1	187,300	15.3	232,000	15.3	22.5%	17,100
Red Dog			51,300	71.0	51,300	71.0	100.0%	65,670

Teck Resources Limited	Page 40

2012 Annual Information Form

MINERAL RESERVES(1) AT December 31, 2012

	Measured		Indicated		Inferred
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Teck Interest
Copper
Highland Valley Copper	292,600	0.30	614,200	0.23	518,700	0.20	97.5%
Antamina
Copper only ore	36,600	0.50	261,400	0.81	671,100	0.80	22.5%
Copper-zinc ore	19,400	0.45	85,000	1.04	196,100	0.89	22.5%
	56,000	0.49	346,400	0.87	867,200	0.82	22.5%
Quebrada Blanca
Heap leach (2)						0.58	76.5%
Dump leach (2)					8,000	0.18	76.5%
					8,000	0.18	78.5%
Quebrada Blanca - Mill			743,900	0.42	1,813,000	0.40	76.5%
Andacollo - Mill	17,800	0.42	93,200	0.31	82,000	0.30	90%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50%
Duck Pond	700	3.26	100	2.67			100%
San Nicolas			91,700	1.24	10,800	1.24	79%
Relincho	28,800	0.34	617,300	0.32	746,900	0.30	100%
Molybdenum
Highland Valley Copper	292,600	0.010	614,200	0.010	518,700	0.009	97.5%
Antamina	36,600	0.037	261,400	0.021	671,100	0.020	22.5%
Quebrada Blanca - Mill			743,900	0.014	1,813,000	0.017	76.5%
Relincho	28,800	0.013	617,300	0.013	746,900	0.013	100%
Zinc
Red Dog			4,400	24.7	300	10.6	100%
Pend Oreille					2,700	5.9	100%
Antamina	19,400	1.0	85,000	1.8	196,100	1.5	22.5%
Duck Pond	700	4.7	100	4.4			100%
San Nicolas			91,700	1.7	10,800	1.0	79%
Lead
Red Dog			4,400	6.2	300	3.3	100%
Pend Oreille					2,700	1.2	100%
Metallurgical Coal (5)
Fording River	296,000		821,000		844,000		100%
Elkview	491,500		239,800		269,200		95%
Greenhills	103,200		153,500		135,900		80%
Line Creek	313,300		416,800		524,300		100%
Cardinal River	27,100		4,100		600		100%
Quintette (Mt Babcock)	18,100		100,400		143,900		100%
Mt Duke	25,900		116,200		209,900		92.68%
Elco	202,900		136,200		80,500		75%
PCI Coal (5)
Greenhills	3,700		4,200		14,900		80%
Coal Mountain	51,700		25,200		5,200		100%
Line Creek	200		200		200		100%
Cardinal River	600		300		100		100%
Marten Wheeler	93,100		150,200		45,700		100%
Thermal Coal (5)
Fording River	4,000		5,000		4,000		100%
Greenhills	1,600		5,400		2,900		80%
Coal Mountain	4,100		1,700		300		100%
Line Creek	6,500		5,000		2,700		100%
Quintette (Mt Babcock)	1,500		1,000		300		100%
Mt Duke	1,200		5,000		7,600		92.68%
Elco	9,000		6,600		2,600		75%
Marten Wheeler	900		2,100		1,000		100%
	Measured		Indicated		Inferred
	Tonnes (000's)	Grade (g/t)(4)	Tonnes (000's)	Grade (g/t)(4)	Tonnes (000's)	Grade (g/t)(4)	Teck Interest
Gold
Andacollo - Mill (6)	17,800	0.05	93,200	0.09	82,000	0.09	90%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50%
Silver(7)
Antamina
Copper only ore	36,600	5.8	261,400	8.6	671,100	9.1	22.5%
Copper-zinc ore	19,400	9.8	85,000	15.2	196,100	15.9	22.5%
Red Dog			4,000	127.0	300	66.0	100%

Teck Resources Limited	Page 41

2012 Annual Information Form

Notes to Mineral Reserves and Resources Tables

(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.
(2)
For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper.  Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.

(3)	Coal reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal resources are reported as tonnes of raw coal.
(6)
In 2010, an interest in future gold production from the Andacollo mine was sold. The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reach 910,000 ounces of gold, and 50% thereafter. As required under the relevant agreement, reserves and resources are stated without accounting for this production interest.

(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.

Mineral Reserves and Mineral Resources

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November 2010 and incorporated in National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”), by Canadian securities regulatory authorities in June 2011. Estimates of coal reserves and Resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated by reference into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

Definitions

Metallurgical Coal means the various grades of coal that are used to produce coke which is used in the steel making process.

PCI Coal means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

Teck Resources Limited	Page 42

2012 Annual Information Form

Thermal Coal means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Teck Resources Limited	Page 43

2012 Annual Information Form

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Methodologies and Assumptions

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Comments on Individual Operations

Highland Valley Copper

In 2012, an increase of 295 million tonnes in measured and indicated resources and 201 million tonnes of inferred resources was attributable to higher assumed metal prices.  Pit shells used to constrain reserves were prepared on the basis of various assumed prices averaging US$1.90/lb copper.  Within these pit shells, internal cut-offs for reserve reporting were based on US$2.70/lb copper, US$13.60/lb molybdenum and a C$1.10 per US$1.00 exchange rate.   Reserve estimates at Highland Valley are unusually sensitive to underlying metal price and cost assumptions given the extensive low grade mineralization.  If reserves were estimated within pit shells optimized assuming US$2.70/lb copper, which is the optimization price for pit shells used to constrain resource estimates, then subject to permitting, tailings capacity and other engineering considerations, a majority of the reported measured and indicated resource would be expected to be converted to reserves.  Current reserves are expected to support a mine life to 2027.

Antamina

Two general ore types occur at Antamina. These are copper ores from which copper and molybdenum concentrates are produced and copper-zinc ores from which copper and zinc concentrates are recovered.  Mine production in 2012 removed 40.4 million tonnes from reserve and 10.6 million tonnes from resources.  Reserves and resources have been calculated using metal prices of: US$2.40/lb copper, US$0.87/lb zinc, US$12.48lb molybdenum, and US$18.06/oz silver.

Teck Resources Limited	Page 44

2012 Annual Information Form

Quebrada Blanca

Normal mine depletion removed 32.5 million tonnes of the heap and dump leach reserve.  End-of-year 2012 supergene reserves assume a US$3.40/lb copper price, 77.2% heap leach soluble copper recovery, 57.5% dump leach soluble copper recovery and are based on a waste/dump leach soluble copper operating cut-off of 0.10% and a dump/heap leach operating cut-off of 0.45%.  Supergene reserves are expected to sustain leach operations until 2016.

Carmen de Andacollo

The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator.  Supergene mineral reserve and resource estimates prepared in 2012 assume a 64% leach recovery on soluble copper, US$3.40/lb copper price and a soluble copper operating cut-off of 0.14%. Supergene reserves are expected to sustain leaching and SXEW operations until the second quarter of 2014, assuming the current mine production schedule.

The hypogene reserves are estimated using variable mill recovery values for copper and an average fixed mill recovery of 61.3% for gold.  Long term prices of US$2.70/lb copper and US$1,010/oz silver were assumed, estimated above a 0.20% copper cut-off.  Current hypogene reserves are expected to sustain concentrator operations until 2037.

In 2012, the leach operation processed 1.7 million tonnes from reserve and another 16.5 million tonnes of hypogene material were depleted.

Duck Pond

The underground operation at Duck Pond depleted 568 thousand tonnes of reserves and 51 thousand tonnes of resources during 2012.  Due to the short life of mine, short-range metal prices have been applied for reserves (US$3.40/lb copper, US$1.00/lb zinc, US$1,450/oz gold and US$25.00/oz silver) and an exchange rate of C$1.07 per US$1.00 was used.  With these assumptions, the underground reserve is estimated at 1.07 million tonnes and the open pit (Boundary Deposit) reserves at 560 thousand tonnes.  The majority of the open pit resources have been converted to reserves; thus the 848 thousand tonnes of measured and indicated resources reported at the end of 2012 are from the underground deposit.

Red Dog

Mine production at Red Dog during 2012 removed 3.6 million tonnes of reserves from the Main and Aqqaluk pits.  750,000 tonnes of reserves were added during 2012, lower than expected due to operational constraints that offset potential increases resulting from mine design and higher assumed metal prices.  The decrease in Red Dog resources in 2012 was primarily due to the conversion of Aqqaluk pit resources to reserves.  Mineral reserves and resource estimates assume US$1.00/lb zinc and US$0.90/lb lead.

Pend Oreille

Mineral reserve and resource estimates assume US$0.95/lb zinc and US$0.90/lb lead.

Teck Resources Limited	Page 45

2012 Annual Information Form

Relincho

Mineral reserve and resource estimates assume US$2.62/lb copper, US$12.50/lb molybdenum and US$15.00/oz silver.

Galore Creek

Reserve and resource estimates on the Galore Creek project are supported by a 2011 prefeasibility study.  Reported mineral reserves and resource estimates assume US$2.50/lb copper, US$1,050/oz gold and US$16.85/oz silver.

San Nicolas

An update on San Nicolas net smelter return values, based on higher assumed metal prices, lead to a resource increase of 13.6 million tonnes of indicated resource and 3.8 million tonnes of inferred resource.  The resource model is unchanged from 2001 and changes are due to higher assumed metal prices.

Fording River

The reserve reduction of 12 million tonnes in 2012 is primarily attributed to mine production of 8.8 million tonnes.  The planned future conversion of the operation’s Turnbull pit to a tailings storage facility removed an additional 7.1 million tonnes of reserves.  These reductions were offset by mine design changes (0.5 million tonne increase in reserves), positive geological model reconciliation (0.9 million tonne increase in reserves) and geologic model updates based on new exploration drilling (2.7 million tonne increase in reserves). The reserve estimate assumes a long term selling price at the Port of Vancouver of US$160/tonne for metallurgical coal at an exchange rate of C$1.10 per US $1.00.

Elkview

Teck has a 95% interest in the Elkview mine. Reserve reductions in 2012 were primarily attributed to normal mine production depletion with some losses due to geology changes.  These losses were offset by upgrading 1.8 million tonnes of inferred resource to reserve status. The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$160/tonne for metallurgical coal at a C$1.10 per US $1.00 exchange rate.

Greenhills

Teck owns 80% of the Greenhills joint venture.  2012 production of 4.6 million tonnes accounted for most of the reduction in reserves. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$160/t for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Line Creek

Reserve reductions were primarily attributed to normal mine production which was offset by increases attributed to mine design, geology and positive reconciliations.  The reserve estimate

Teck Resources Limited	Page 46

2012 Annual Information Form

assumes a long term selling price at the Port of Vancouver of US$160/t for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Coal Mountain

The Coal Mountain Operation is a relatively low strip ratio open pit operation that primarily mines PCI coal from a highly folded and faulted deposit. The reserve estimate assumes a long term selling price of US$90/tonne for PCI coal at an exchange rate of C$1.10 per US$1.00.

Cardinal River

The reserve estimate assumes a short term selling price (for pits mined in the next 5 years) at the Port of Vancouver of US$190/tonne for metallurgical coal at an exchange rate of C$1.07 per US $1.00. Pits outside the 5 year window assume the long term selling price at the Port of Vancouver of US160/tonne for metallurgical coal at an exchange rate of C$1.10 per US$1.00.

Quintette (Mt Babcock)

The resource estimates assume a long-term selling price of US$160/tonne for metallurgical coal, US$90/tonne for clean PCI, US$80/tonne for clean thermal coal and an exchange rate of C$1.10 per US$1.00.

Other Coal Properties

Other properties include Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview.  For the Marten Wheeler property, a mine design was completed in 2012 and used as the basis for the pre-feasibility study. An exploration program was conducted in 2012. The resource estimates for these other coal properties assumed a long term selling price of US$90/tonne for clean PCI, US$80/tonne for clean thermal coal and an exchange rate of C$1.10 per US$1.00.

Risks and Uncertainties

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business”, “Safety and Environmental Protection” and under the headings “Risk Factors — We face risks associated with the issuance and renewal of environmental permits”.

Teck Resources Limited	Page 47

2012 Annual Information Form

Qualified Persons

Estimates of mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Marco Maulen, MAusIMM (CP), who is an employee of Compañía Minera Antamina S.A.  Messrs. Marinho and Maulen are the Qualified Persons for the purposes of National Instrument 43-101. Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geol. and Eric Jensen P.Eng. employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

Oil and Gas Resources

A contingent resource for oil and gas reporting purposes is different than a mineral resource.  Contingent resources for oil and gas reporting purposes are estimated in accordance with the standards set out in the COGE Handbook.  As further described below, contingent resources are defined in the COGE Handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.  There is no certainty that it will be commercially viable to produce any portion of the resources.

Teck does not have any oil and gas reserves and hence no related future net revenue.

Teck Resources Limited	Page 48

2012 Annual Information Form

Fort Hills Project

Teck holds a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project.  The Fort Hills Partnership retained independent reserves evaluators GLJ Petroleum Consultants Ltd. (“GLJ”) to assess the reserves and/or contingent bitumen resources for the Fort Hills project as at December 31, 2012.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as determined by GLJ is summarized as follows:

	December 31, 2012
	Contingent Bitumen Resource
	100% (million barrels)	Our 20% share (million barrels)
Low estimate	2,460	492
Best estimate	3,310	662
High estimate	3,840	768

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant.  The current Suncor mine plan for the project is the basis of the best estimate.  Reserves were not assigned.

Frontier and Equinox

As at December 31, 2012, Sproule, as independent reserve evaluators, presented a contingent resource estimate for our Frontier project, which is summarized as follows:

December 31, 2012
Contingent Bitumen Resource
100% (million barrels)
Low estimate	1,509
Best estimate	2,449
High estimate	2,743

Teck Resources Limited	Page 49

2012 Annual Information Form

As at December 31, 2012, Sproule, as independent reserve evaluators, presented a contingent resource estimate for our Equinox project, which is summarized as follows:

December 31, 2012
Contingent Bitumen Resource
100% (million barrels)
Low estimate	286
Best estimate	375
High estimate	420

Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project, the Frontier project or the Equinox project will produce any portion of the volumes currently classified as “contingent resources”. The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills project, the Equinox project and the Frontier project; lack of regulatory approvals for certain aspects of the Fort Hills project; uncertainty regarding receiving regulatory approvals for the Frontier and Equinox projects; the uncertainty regarding marketing plans for production from the subject areas; uncertainty in estimation of project costs; and need for approval of a decision to proceed by each of the partners in the relevant project; and those other risks and contingencies described above under “Cautionary Statement on Forward-Looking Information” and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Safety and Environmental Protection

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the

Teck Resources Limited	Page 50

2012 Annual Information Form

schedule for planning, designing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure.  Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, except as described in the narrative concerning the relevant operation, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.  We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations, and as such typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good management practices.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of the permits we require are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of the specific permitting issues related to our Red Dog mine, see “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)”.  For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs.  Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and

Teck Resources Limited	Page 51

2012 Annual Information Form

oversight from regulatory agencies and other stakeholders. We estimate our decommissioning and restoration provision as at December 31, 2012 to be $1,389 million. Of that amount, we expect to spend approximately $38 million in 2013. As at December 31, 2012, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $810 million.  On the basis of current regulatory trends we expect required bonding to increase in the future.

Climate change is a significant environmental issue facing our society. Scientific evidence indicates that increases in greenhouse gas are likely a cause of some or most of the increases in global average temperatures since the mid-20th century.  Regulations to control greenhouse gas emissions are being developed and enhanced in many jurisdictions.  The trend toward increased regulation and reduction of greenhouse gas emissions, particularly from industrial activities, has slowed but is continuing.  Regulatory uncertainty and the costs of technology required to comply with current or anticipated regulations introduces a high degree of uncertainty to predicting the final costs of compliance.

The Province of British Columbia introduced a carbon tax on virtually all fossil fuels in 2008. The tax is imposed on various fossil fuels used in British Columbia and on July 1, 2012 the final increase planned by government saw the tax rate reach $30 per tonne of CO2-emission equivalent. For 2012, our seven B.C.-based operations paid approximately $46 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We anticipate that this will increase to approximately $45-50 million in carbon tax in 2013 as the increased tax rate of $30 per tonne will apply for the full calendar year.  We may in the future face similar taxation in other jurisdictions.  We are subject to greenhouse gas emissions reporting regulation in British Columbia.  Beginning in 2010, the regulation required facilities in the Province that emit over 10,000 tonnes of CO2e annually from regulated sources to report their emissions and those that emit over 25,000 tonnes per year from regulated sources to obtain independent verification of their emissions. Our BC-based mining operations were in compliance with these reporting and verification (where applicable) obligations in 2012.

The British Columbia government was expected to implement greenhouse cap-and-trade regulations in 2012, as part of its Western Climate Initiative commitments.  The expected regulations were projected to create a greenhouse gas emissions limit for the Province and a market-based approach to facilitating greenhouse gas reductions and regulatory compliance.  These regulations have not materialized yet and it is not known when or whether they will be established.

In January 2008, the Alberta government announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020.  Major emitters (e.g., those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline.  Our Cardinal River Mine meets the requirements through efficiency improvements as well as CO2 credits from our Wintering Hills operation, which help offset emissions and CO2 payments from Cardinal River.  Prior to the availability of CO2 credits from Wintering Hills, Cardinal River met part of its obligations by making payments to Alberta’s Climate Change and Emissions Management Fund.  For new construction projects, the required improvements in emissions intensity are applicable three years after start-up. We continue to factor these requirements into the design and costs of our oil sands projects.

Teck Resources Limited	Page 52

2012 Annual Information Form

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord.  Canada's new aim is to reduce absolute emissions by 17% from 2005 levels by 2020.  The Canadian government has expressed its intention to require oil sands facilities that come on stream after the end of 2011 to implement a carbon capture and storage process.

While climate change regulations have yet to be finalized in most jurisdictions in which we operate, we anticipate that regional, national, or international regulations will ultimately be established which seek to reduce greenhouse gas emissions. It appears likely that many will be based on cap-and-trade mechanisms, such as those expected for British Columbia. Teck’s current direct greenhouse gas emissions from all of its operations are approximately 2.7 million tonnes per year. The cost of reducing these emissions or of obtaining the equivalent amount of credits or offsets are highly uncertain at this point.  For purposes of illustration, the costs associated with greenhouse gas regulations might be expected to fall in the range of $10 to $50/tonne of CO2e, which would mean our compliance costs might be roughly in the order of $27 to $135 million per year.  These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operate implemented cap-and-trade regulations of this nature. The cost of Teck’s activities to comply with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

In addition to climate change, issues surrounding water governance remain of particular importance.  British Columbia is in the process of updating its water governance framework but timelines for that process are not certain.  Given the early stage of development of these regulations it is uncertain how they might affect Teck’s British Columbia operations.  We continue to monitor regulatory initiatives and participate in consultation opportunities with the government.  Related to water governance, we are continuing to work to develop and implement a plan for the management of selenium at all of our operating coal mines in the Elk Valley.  Our draft plan contemplates total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities.  Annual operating costs by the end of the five years are expected to be approximately $40 million per year.  Permitting for current and future projects may be delayed until regulatory authorities have accepted our valley-wide selenium management plan and are able to assess the cumulative effects of new projects in the context of the selenium management plan for the valley as a whole.  See ““Risk Factors—We face risks associated with the issuance and renewal of environmental permits” for further information.

Safety performance and workplace hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are one factor used in determining management compensation.  Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

Teck Resources Limited	Page 53

2012 Annual Information Form

Social and Environmental Policies

We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Environment, Health, Safety and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our Corporate Environment and Risk Management Committee and our Material Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis.  Internal monthly and quarterly reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.

Human Resources

As at December 31, 2012 there were approximately 10,500 regular employees working at the various operations we manage.  Our regular employees figure excludes an aggregate of approximately 800 employees classified as casual, fixed-term or inactive and also excludes employees at the Antamina operation, which Teck does not manage.

Teck Resources Limited	Page 54

2012 Annual Information Form

Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

Expiry Date of Collective Agreement
Antamina	July 23, 2015
Cardinal River	June 30, 2017
Carmen de Andacollo	September 30, 2015 (worker’s union) and December 31, 2015 (supervisor’s union)
Coal Mountain	December 31, 2014
Elkview	October 31, 2015
Fording River	April 30, 2016
Highland Valley Copper	September 30, 2016
Line Creek	May 31, 2014
Quebrada Blanca	October 31, 2015
Trail	May 31, 2017

Technology

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.

We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C, at our CESL facility in Richmond, B.C., and at our Product Technology Center in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products. The programs are aligned with business units and are integrated with operations or other business activities.

Our research and development expense for 2012 was $19 million.

Foreign Operations

The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Carmen de Andacollo.  Foreign operations accounted for approximately 28% of our 2012

Teck Resources Limited	Page 55

2012 Annual Information Form

consolidated revenue and represented approximately 26% of our total assets as at December 31, 2012.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Colombia, Chile, Ireland, Mexico, Namibia, Peru, Turkey and the United States.  We currently have foreign exploration offices in all of the foregoing countries other than Colombia and the United States.

See “Risk Factors — We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

Competitive Conditions

Our business is to sell base metals, metal concentrates, specialty metals and steelmaking coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.

Risk Factors

You should carefully consider the risks and uncertainties described below as well as the other information contained in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, seismic activity, weather events and flooding. Our mining and exploration operations

Teck Resources Limited	Page 56

2012 Annual Information Form

require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.  Water rights have become an area of increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water matters.  If water supplies become scarce or are negatively impacted due to environmental reasons, such as drought, or other reasons, water supplies to our operations might be reduced in order to maintain supplies to the local communities we operate in.  Any reduction in water, or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively impact costs, production and/or sales from our affected operations.

The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.  Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, steelmaking coal and specialty metals may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, steelmaking coal and specialty metals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors.

The Chinese market has become a significant source of global demand for commodities, including steelmaking coal and copper. Chinese demand has been a major driver in global commodities markets for a number of years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand from China slowed for other reasons, such as increased self-sufficiency or increased reliance on other suppliers to meet demand.

If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Teck Resources Limited	Page 57

2012 Annual Information Form

Our production and transportation costs are not competitive with those of large thermal coal producers.  A substantial reduction in hard coking coal price premiums would have a material adverse effect on our business.

Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Product alternatives may reduce demand for our products.

Most of our products are primarily used in specific applications, such as the use of copper in electrical and electronic applications, the use of refined zinc to galvanize steel and the use of steelmaking coal in steel production.  Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact.  If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.

For example, substantially all of our coal production is high quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High quality hard coking coal is globally scarce, and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high quality coking coal.  While conventional blast furnace technology has been the most economic large scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge which could reduce demand and price premiums for hard coking coal.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility and market disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.

Teck Resources Limited	Page 58

2012 Annual Information Form

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to B.C. Hydro may require us to incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to B.C. Hydro until 2036, in proportion to B.C. Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to B.C. Hydro represents a surplus of power to the current and anticipated future requirements of our Trail operations.  If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with B.C. Hydro) is not sufficient to supply the requirements of our Trail operations, we may be required to reduce our Trail operations, or purchase power in the open market, in order to address any shortfall.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 6,000 of our approximately 10,500 regular employees (as of December 31, 2012) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Description of the Business—Human resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Teck Resources Limited	Page 59

2012 Annual Information Form

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products

Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations.  We rely on customer smelters to process our concentrates into metals for sale.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our commodities, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all depending on how the regulatory environment evolves.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

Teck Resources Limited	Page 60

2012 Annual Information Form

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable

Teck Resources Limited	Page 61

2012 Annual Information Form

securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include, for example, the Frontier and Equinox oil sands projects, coal mine expansions in the Elk Valley, and the expansion of the Highland Valley Copper Mine. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.

Past or ongoing violations of government mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits.  In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.  For example, selenium management is an important focus for our coal operations, and work is ongoing to develop and implement a plan for the management of selenium at all of our operating coal mines in the Elk Valley.  Our planned expansions of mines in the Elk Valley require new permits or amendments to existing permits from applicable government agencies.  We expect that permitting for current

Teck Resources Limited	Page 62

2012 Annual Information Form

and future projects may be delayed until regulatory authorities have accepted our valley-wide selenium management plan and are able to assess the cumulative effects of new projects in the context of the selenium management plan for the valley as a whole.  There can be no assurance that delays in obtaining approval of our valley-wide selenium management plan will not result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans.  The potential shortfall in production may be material.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Teck Resources Limited	Page 63

2012 Annual Information Form

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures.  For example, our draft valley-wide selenium management plan for our operating coal mines in the Elk Valley contemplates total capital spending over the next five years of up to $600 million on the installation of water diversion and treatment facilities, much of which would be covered within our long-term average sustaining capital budget.  Annual operating costs by the end of the five years are expected to be approximately $40 million per year.  Water treatment costs are expected to increase further in future periods, as additional treatment facilities are required to manage runoff from new mining areas. While the amount of those costs will depend on the technology applied to control selenium, our current scoping level estimate, assuming no substantive changes in technology, is that by 2025 treatment costs could ultimately reach $140 million per year.  We expect that water treatment will need to continue for an indefinite period after mining operations end in order to maintain water quality.

These cost estimates assume the application of biological treatment technology, which is currently being installed in the water treatment plant under construction at our Line Creek mine. These cost estimates also assume that relevant regulators will agree to site-specific downstream selenium concentrations in certain aquatic environments already affected by selenium discharges from our coal mining operations in excess of those in provincial water quality guidelines. If our treatment technology does not perform as planned, if our modelling overestimates the impact of water treatment on the environment or if regulators impose more stringent limits on selenium discharges, our capital and operating costs associated with selenium management could substantially increase.

In addition, failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits.  Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs.  Financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures.  The cost to Teck of supplying the assurance could increase significantly as a consequence.  Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and

Teck Resources Limited	Page 64

2012 Annual Information Form

methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

The success of our plans to implement our coal growth strategy depends in part on the ability of the third party rail and port services to meet our increased demand for their services.

Our Red Dog operation is subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation

Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

The terms of our outstanding indebtedness require us to comply with certain covenants that may impose restrictions on our business.

As of December 31, 2012, we and our consolidated subsidiaries had total indebtedness of $7.2 billion.  We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Certain of our credit facilities and the indentures governing our other long term debt securities contain restrictive covenants. See “Credit Facilities and Debt Securities” for further information regarding these restrictive covenants.

Teck Resources Limited	Page 65

2012 Annual Information Form

Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.

We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial or other covenants.  If we breached any covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

 If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

Teck Resources Limited	Page 66

2012 Annual Information Form

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

We are involved in a number of development projects.  Our major projects include the Quebrada Blanca Phase 2, Fort Hills, Galore Creek, Frontier/Equinox and Relincho projects.  We also have a number of other projects in our development portfolio.

The Fort Hills project is at an early stage of development.  Suncor, as project operator, in consultation with Total and us, will be responsible for further definition of the scope and parameters of the project and its design and development.  There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at an earlier stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Our Relincho project and Frontier/Equinox project are also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

■
risks resulting from the fact that the projects are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

■	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

■	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

■	risks of other adverse regulatory developments, including the imposition of new regulations;

■	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

■
risks resulting from the fact that we are a minority partner in Fort Hills Energy Limited Partnership and major decisions with respect to project schedule, design and construction may be made without our consent;

■	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

■	risks associated with litigation;

■	risks resulting from dependence on third parties for services and utilities for the project;

Teck Resources Limited	Page 67

2012 Annual Information Form

■	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

■	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020. In the meantime, regulations to reduce greenhouse-gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold.  Additional policy measures are anticipated over the coming years, even though the final form and timing of these policies is not certain.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (e.g., facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters can also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Since 2007 the government of British Columbia has passed a number of significant pieces of climate-action legislation including; the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap-and-Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province.  In early 2010 the British Columbia government also established the GHG Reporting Regulation. The Regulation requires facilities in the province that emit over 10,000 tonnes of carbon dioxide equivalent annually from regulated sources to report their emissions and those that emit over 25,000 tonnes per year from regulated sources to obtain independent verification of their emissions. Five of Teck’s BC-based mining operations emitted over 25,000 tonnes of carbon dioxide equivalent in 2012 from regulated sources and are required to report and verify accordingly. These regulations increase our fuel costs and impact our competitiveness in the global marketplace.

Teck Resources Limited	Page 68

2012 Annual Information Form

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments, other than Alberta, have not finalized any formal regulatory programs to control greenhouse gases from facilities, although the Canadian federal government has indicated that it is prepared to adopt a nation-wide cap-and-trade regime if the United States signals it is prepared to do the same.  British Columbia was previously expected to implement greenhouse gas cap-and-trade regulations in 2012 but is unlikely to do so.  It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck’s coal products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2012. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings” below.

Teck Resources Limited	Page 69

2012 Annual Information Form

Dividends

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.  In 2010, we declared a dividend of $0.20 per share in April that was paid in July and declared a dividend of $0.30 per share in November that was paid in January 2011.  In 2011, we declared a dividend of $0.30 per share in April that was paid in July and declared a dividend of $0.40 per share in October that was paid in January 2012.  In 2012, we declared a dividend of $0.40 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2013.

All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  We do not currently have any preferred shares outstanding.

Teck Resources Limited	Page 70

2012 Annual Information Form

Description of Capital Structure

General Description of Capital Structure

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B Shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 1, 2013, the shares subject to these restrictions represent 17.57% of Teck’s outstanding Class B subordinate voting shares.

Teck Resources Limited	Page 71

2012 Annual Information Form

Credit Facilities and Debt Securities

Credit Facilities

As at December 31, 2012, we were party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

■	A US$1 billion revolving credit facility provided by a syndicate of lenders which matures on July 26, 2016 and which, as at December 31, 2012, was undrawn.

■
A $100 million revolving credit facility with Bank of Montreal as administrative agent which was scheduled to mature on March 3, 2013 and which, as at December 31, 2012, was drawn to the extent of $44 million in respect of letters of credit.  The facility was replaced with a $100 million standby letter of credit facility in February 2013.

■	A $150 million term credit facility established by Royal Bank of Canada which, as at December 31, 2012, was drawn to the extent of $134 million in respect of letters of credit.

■	A $100 million standby letter of credit facility with Canadian Imperial Bank of Commerce which, as at December 31, 2012, was drawn to the extent of $97 million in respect of letters of credit.

■	A $50 million standby letter of credit facility with the Toronto-Dominion Bank which, as at December 31, 2012, was drawn to the extent of $48 million in respect of letters of credit.

In addition to the letters of credit outstanding under our credit facilities as noted above, we also had, as at December 31, 2012, $540 million of stand-alone letters of credit outstanding in respect of environmental and other bonding requirements.

Our obligations under the each of the credit facilities that Teck is a party to have been guaranteed by Teck Metals Ltd.  The indebtedness under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities.

The owner of the Antamina project, CMA, is party to a credit facility.  We hold a 22.5% interest in CMA.  As at December 31, 2012, our proportionate share of CMA’s US$100 million senior revolving credit facility was approximately US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 19, 2015.

Our credit facilities contain restrictive and financial covenants, including:

■
a requirement to maintain a debt to total capitalization ratio of not more than 0.5:1.0.  As of December 31, 2012 our ratio of debt to total capitalization for purposes of our credit facilities was 0.29:1.0;

■
a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions;

■	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than an aggregate of US$250 million;

Teck Resources Limited	Page 72

2012 Annual Information Form

■	a provision requiring prepayment in the event of a change of control at Teck; and

■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.

The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expect to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.

Public Indebtedness

As of March 1, 2013, our public indebtedness is comprised of 13 series of outstanding notes.

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “2002 Indenture”).  Those notes matured on September 15, 2012 and are no longer outstanding.  On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 also under the 2002 Indenture.  The notes issued under the 2002 Indenture are collectively referred to herein as the “2002 notes”.

Proceeds from these 2002 note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering.  The principal amount of the 2002 notes, plus (i) accrued interest thereon at least equal to accrued interest on the 2002 notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the 2002 Indenture, on demand by us or our assignee.  Each Metals note has been pledged in favour of the trustee under the 2002 Indenture.  A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the 2002 Indenture.  As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the 2002 Indenture, the trustee on behalf of the holders of the 2002 notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.  The 2002 Indenture contains covenants limiting our ability to create certain security interests, enter into sale and leaseback transactions and restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

Teck Resources Limited	Page 73

2012 Annual Information Form

On May 8, 2009 we issued US$1.315 billion principal amount of 2014 notes, US$1.060 billion principal amount of 2016 notes and US$1.850 billion principal amount of 2019 notes under an indenture dated that same date with The Bank of New York Mellon as trustee (as amended from time to time, the “2009 Indenture”).  All the notes issued under the 2009 Indenture have been redeemed and no notes are outstanding under the 2009 Indenture.

We have issued notes under an indenture dated August 17, 2010, among Teck, Teck Metals and The Bank of New York Mellon, as trustee, as supplemented from time to time in connection with an offering of notes.  We refer to the August 17, 2010 indenture, as amended and supplemented to the date of this annual information form, as the “2010 Indenture”.  The following sets out details of the principal amount offered, coupon and issuance date of each issuance of notes under the 2010 Indenture:

•	US$300 million of 3.850% notes due 2017 issued on August 17, 2010
•	US$450 million of 6.000% notes due 2040 issued on August 17, 2010
•	US$200 million of 6.000% notes due 2040 issued on September 8, 2010
•	US$500 million of 4.500% notes due 2021 issued on September 8, 2010
•	US$300 million of 3.15% notes due 2017 issued on July 5, 2011
•	US$700 million of 4.75% notes due 2022 issued on July 5, 2011
•	US$1.00 billion of 6.25% notes due 2041 issued on July 5, 2011
•	US$500 million of 3.000% notes due 2019 issued on February 28, 2012
•	US$500 million of 5.200% notes due 2042 issued on February 28, 2012
•	US$500 million of 2.500% notes due 2018 issued on August 8, 2012
•	US$750 million of 3.750% notes due 2023 issued on August 8, 2012
•	US$500 million of 5.400% notes due 2043 issued on August 8, 2012

The notes issued under the 2010 Indenture are guaranteed by Teck Metals.  The 2010 Indenture contains covenants requiring an offer to purchase in a change in control, and restrictive covenants regarding liens on assets of Teck and certain of its subsidiaries.

The indentures governing our public indebtedness provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.

Ratings

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.  The cost of funds under our credit facilities depends in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing.  Over the past four years there were several upgrades to the credit ratings of Teck and its outstanding debt. The drawn and undrawn costs under our credit facilities are based upon our credit ratings, and would increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.

Teck Resources Limited	Page 74

2012 Annual Information Form

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Our current credit ratings are as follows.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service	Fitch
Senior Notes1	Baa2	BBB	BBB	BBB
Trend/Outlook	Stable	Stable	Stable	Stable

1 Our senior notes are the notes issued under the 2002 Indenture and 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of securities rated.  Moody’s Baa2 rating assigned to our senior debt instruments is the fourth highest rating of seven major rating categories.  Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a stable outlook to the rating, which is an opinion regarding the likely direction of an issuer’s rating over the medium term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s BBB rating assigned to our senior debt instruments is the fourth highest rating of 12 major rating categories.  A BBB rating indicates that the obligor’s capacity to meet its financial commitments is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BBB rating assigned to our senior debt is the fourth highest of the 10 rating categories for long-term debt.

Teck Resources Limited	Page 75

2012 Annual Information Form

Debt securities rated “BBB” are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable.  However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a stable outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s rating of BBB, Stable Outlook, assigned to Teck is the fourth highest of Fitch’s seven major rating categories for long-term debt. Debt securities rated “BBB” indicate that expectations of issuer default risk are currently low and that the issuer’s capacity for payment of financial commitments is considered adequate. However, adverse business or economic conditions are more likely to impair this payment capacity than that of an issuer in a higher rated category. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category. Fitch’s assignment of Stable Outlook to the rating indicates Fitch’s view of the direction the rating is expected to take over the next one-to-two years.

We have made payments to Moody’s and S&P in connection with the assignment of ratings to our long-term debt. In addition, we have made payments in respect of certain other services provided to us by each of Moody’s, S&P, DBRS and Fitch during the last two years.

Teck Resources Limited	Page 76

2012 Annual Information Form

Market for Securities

Trading Price and Volume

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2012 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	44.99	38.30	50,658	44.00	36.90	45,106,250
February	44.88	39.38	66,620	43.72	37.91	48,935,371
March	41.24	35.90	57,257	40.10	33.61	58,217,514
April	39.47	35.85	33,352	37.57	33.87	40,078,376
May	39.10	31.03	38,422	37.46	29.20	41,078,522
June	35.59	31.35	20,711	34.10	29.66	44,923,319
July	35.00	29.00	40,982	33.50	26.92	46,380,496
August	32.01	28.64	32,401	30.88	26.83	37,664,877
September	35.10	28.18	41,185	33.60	26.02	54,397,970
October	33.63	30.85	24,670	32.13	28.86	51,387,848
November	35.64	33.00	26,436	34.07	31.41	34,018,612
December	37.56	34.83	43,743	36.39	33.00	37,386,209

    Source:  TSX

Teck Resources Limited	Page 77

2012 Annual Information Form

Directors and Officers

Directors

As of March 1, 2013, the directors of Teck are as follows:

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (2)(6)(7) Calgary, Alberta, Canada and St. John, New Brunswick, Canada	President and Chief Executive Officer of Irving Oil Limited; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008	November 2007
J. Brian Aune (1)(3)(4) Delta, British Columbia., Canada	President of Aldervest Inc. (private investment company)	February 1995
Jalynn H. Bennett (3)(4)(5)(8) Toronto, Ontario, Canada	Corporate Director; previously President, Jalynn H. Bennett and Associates Ltd. (consulting firm) to 2010	April 2005
Hugh J. Bolton (2)(5) Edmonton, Alberta, Canada	Chairman, EPCOR Utilities Inc. (water and electrical utility)	September 2001
Felix P. Chee(4) Oakville, Ontario, Canada	Chief Representative in Canada of China Investment Corporation; formerly President and Chief Executive Officer of University of Toronto Asset Management Corporation to 2008	April 2010
Jack L. Cockwell(7)(9) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009
Edward C. Dowling Castle Rock, Colorado	President, Chief Executive Officer and Director, Alacer Gold Corp. from 2008 to July 2012; previously, President, Chief Executive Officer and Director of Meridian Gold, Inc. from 2006 to 2008	September 2012
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (4)(6)(7) Victoria, British Columbia, Canada
President, Poncho Wilcox Engineering (management and technical support for new technology ventures in energy sector); previously Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2009
April 1997
Takeshi Kubota Tokyo, Japan
Director & Senior Managing Executive Officer of Sumitomo Metal Mining Co., Ltd. since July 2012; previously Managing Executive Officer, General Manager of Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd.
April 2012
Takashi Kuriyama(6)(7) Chiba, Japan
Executive Vice President of Sumitomo Metal Mining America Inc.; previously Executive Vice President and Director of Sumitomo Metal Mining America Inc. and director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.
June 2006

Teck Resources Limited	Page 78

2012 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer	February 2005
Janice G. Rennie(2)(3)(5) Edmonton, Alberta, Canada	Corporate Director	April 2007
Warren S. R. Seyffert (1)(2)(3)(5)(6) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)	August 1989
Chris M.T. Thompson(1)(2)(3)(5)(7) Englewood, Colorado, United States	Corporate Director	June 2003

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Pension Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)	Member of the Safety & Sustainability Committee
(7)	Member of the Reserves Committee
(8)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  On January 14, 2009, the Nortel Companies initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act in Canada.  Ms. Bennett resigned from the boards of the Nortel Companies effective October 1, 2012.

(9)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 24, 2013.

Teck Resources Limited	Page 79

2012 Annual Information Form

Officers

As of March 1, 2013, the executive officers of Teck are as follows:

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia Canada	Chairman
Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer
Michael E. Agg Vancouver, British Columbia, Canada	Senior Vice President since March 2012; previously, Senior Vice President, Zinc since August 2008; previously Vice President, Refining and Metal Sales
Roger J. Higgins Vancouver, British Columbia, Canada	Senior Vice President, Copper since June 2008; previously Vice President Project Development, BHP Billiton, Base Metals
Douglas H. Horswill West Vancouver, British Columbia, Canada	Senior Vice President; previously, Senior Vice President Sustainability and External Affairs from August 2008 to January 2012; previously Senior Vice President, Environment and Corporate Affairs
Ian C. Kilgour Vancouver, British Columbia, Canada	Senior Vice President, Coal since February 2011; previously President and Chief Executive Officer of Compañía Minera de Antamina S.A.
Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy since November 2011; previously, Vice President, Energy since September 2008; previously Vice President, Mining, Total E&P Canada Ltd.
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs since April 2010; previously Senior Vice President, Commercial Affairs
Robert G. Scott North Vancouver, British Columbia, Canada
Senior Vice President, Zinc since March 2012; previously Vice President, Operating Excellence since July  2009; previously Vice President, Gold since August 2008; previously Vice President, North American Mining 2006-2008

Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since January 2012; previously, Vice President, Corporate Affairs since March 2010; previously Managing Partner at NATIONAL Public Relations
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development

Teck Resources Limited	Page 80

2012 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Ronald J. Vance Evergreen, Colorado, USA	Senior Vice President, Corporate Development
Michael J. Allan West Vancouver, British Columbia, Canada	Vice President, Engineering
Dale E. Andres Vancouver, British Columbia, Canada	Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining 2006-2008
David R. Baril Santiago, Chile	Vice President, Copper, Chile Operations since October 2008; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla S.A.
Robert W. Bell(1) Vancouver, British Columbia, Canada	Vice President and Chief Commercial Officer, Coal since April 2010; previously Vice President and Chief Commercial Officer of Teck Coal Limited and Elk Valley Coal Corporation
Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security since September 2009; previously Director, Risk Insurance and Security to 2009
Alex N. Christopher Coquitlam, British Columbia, Canada	Vice President, Exploration since July 2012; previously, General Manager, New Ventures
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
Michael P. Davies Langley, British Columbia, Canada	Vice President, Environment since April 2012; previously Vice-President Mining/Principal Engineer, AMEC Environment & Infrastructure
William A. Fleming Calgary, Alberta, Canada
Vice President, Engineering, Projects and Business Improvement; previously, Vice President, Coal Operations and Engineering since April 2010; Vice President, Operations and Engineering, Cardinal River Coals Ltd. since February 2009; previously Vice President, Engineering and Development of Teck Coal Limited from 2008 to February 2009

Réal Foley Calgary, Alberta, Canada	Vice President, Coal Marketing since April 2010; previously Vice President, Marketing for Teck Coal Limited
John F. Gingell Tsawwassen, British Columbia, Canada	Vice President and Controller since June 2007; previously Assistant Controller
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development; previously Director of Business Evaluations
Robert J. Kelly West Vancouver, British Columbia, Canada	Vice President, Health & Safety since January 2013; previously General Manager-Duck Pond Operations

Teck Resources Limited	Page 81

2012 Annual Information Form

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Ralph J. Lutes North Vancouver, British Columbia, Canada	Vice President, Asian Affairs & Chief Representative, China since May 2011; previously, partner with Stikeman Elliott LLP
David R. Parker West Vancouver, British Columbia, Canada	Vice President, Sustainability since August 2008; previously Director, Corporate Affairs & Sustainability
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax since June 2011; previously, partner with Borden Ladner Gervais LLP
Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Operations, Coal; previously Vice President, Health and Safety Leadership 2010-2012; General Manager, Elkview Operations 2006-2010
Keith G. Stein Anmore, British Columbia, Canada	Vice President, Projects since October 2012; previously Vice President Project Director Fluor Canada Ltd.
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing since August 2008; previously Vice President, Concentrate Marketing
Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis
David Welbourne Coquitlam, British Columbia, Canada
Vice President, Audit and Operational Review since June 2012; previously Director, Internal Audit and Compliance, Finning Inc. from 2009; previously Senior Manager Internal Audit, Suncor Energy Inc. to 2009

Scott R. Wilson Vancouver, British Columbia, Canada	Vice President since November 2010 and Treasurer since June 1, 2009; previously Director, Micronova BioProducts, November 2007 to April 2009
Dean C. Winsor Calgary, Alberta, Canada	Vice President, Human Resources since November 2012; previously General Manager, Human Resources, Teck Coal
Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

(1)	Mr. Bell was a director and chief executive officer of Pine Valley Mining Corporation when it filed for creditor protection under the Companies’ Creditors Arrangement Act in October 2006.

Teck Resources Limited	Page 82

2012 Annual Information Form

Audit Committee Information

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of five members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:

Mayank M. Ashar

Mr. Ashar is a graduate of the University of Toronto (M.Eng, MBA). Mr. Ashar is presently the President and Chief Executive Officer of Irving Oil Limited.

Hugh J. Bolton, FCA (Chair)

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998.  He is presently Chairman of EPCOR Utilities Inc. and a director of The Toronto Dominion Bank, Canadian National Railway Company, Westjet Airlines Ltd. and Capital Power Corporation.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.).  She was the Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. from 2004 to 2005.  She is currently a director of Major Drilling Group International Inc., Methanex Corporation, Greystone Capital Management Inc., West Fraser Timber Co. Ltd. and Westjet Airlines Ltd.

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc).  Mr. Thompson was Chairman of the Board and CEO of Gold Fields Limited from 1998 to 2002 and was its Chairman to November 2005.

Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

Teck Resources Limited	Page 83

2012 Annual Information Form

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

■	bookkeeping or other services related to the accounting records or financial statements;

■	financial information systems design and implementation;

■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

■	actuarial services;

■	internal audit outsourcing services;

■	management functions or human resources functions;

■	broker or dealer, investment advisor, or investment banking services;

■	legal services;

■	expert services unrelated to the audit; and

■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Auditor’s Fees

For the years ended December 31, 2012 and 2011, Teck paid the external auditors $5,527,323 and $5,202,995, respectively, as detailed below:

	Year Ended 2012 ($000)	Year Ended 2011 ($000)
Audit Services(1)	4,399	3,806
Audit Related Services(2)	975	785
Tax Fees(3)	85	128
All Other Fees(4)	68	484

Notes:
(1)	Includes services that are provided by the Corporation’s external Auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)	Includes amounts related to ISO registration, Fording plant capacity increase services, IFRS transition matters, greenhouse gas audits and training.

Teck Resources Limited	Page 84

2012 Annual Information Form

Ownership by Directors and Officers

As of March 1, 2013, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,800	4.48%
Class B subordinate voting shares	854,188	0.15%

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) which, as of March 1, 2013, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 860,000 Class B subordinate voting shares, representing 0.15% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

Teck Resources Limited	Page 85

2012 Annual Information Form

Legal Proceedings

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

Teck Resources Limited	Page 86

2012 Annual Information Form

The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012 the court found in favor of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck Metals liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. Teck Metals has filed a notice of appeal with respect to the decision. The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by TAI are completed, which is currently expected to occur in 2015

Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that we will ultimately be successful in its defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

Teck Resources Limited	Page 87

2012 Annual Information Form

Transfer Agents and Registrars

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

Teck Resources Limited	Page 86

2012 Annual Information Form

Material Contracts

The following are the only contracts entered into by the Company in 2012 which are material and still in effect and not entered into in the ordinary course of business:

■	Fourth supplemental indenture dated as of February 28, 2012, a supplement to the Indenture, dated as of August 17, 2010 between the Company and The Bank of New York Mellon, as trustee.

■	Fifth supplemental indenture dated as of August 8, 2012, a supplement to the Indenture, dated as of August 17, 2010 between the Company and The Bank of New York Mellon, as trustee.

Teck Resources Limited	Page 89

2012 Annual Information Form

Interests of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2012.  PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng. and Marco Maulen, MAusIMM (CP) have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Marinho is an employee of the Company.  Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck.  Mr. Maulen is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.  GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands project and Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier and Equinox oil sands projects.  Messrs. Marinho, Mills and Jensen, Maulen and designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

Teck Resources Limited	Page 90

2012 Annual Information Form

Disclosure Pursuant to the Requirements of the New York Stock Exchange

The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing, and as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.

Teck Resources Limited	Page 91

2012 Annual Information Form

Additional Information

1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

2.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 24, 2013.  Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2012.  Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated information contained herein is as at March 1, 2013.

Teck Resources Limited	Page 91

2012 Annual Information Form

Schedule A

Teck Resources Limited

AUDIT COMMITTEE CHARTER

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited ( the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

■
processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	company’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by management in determining significant estimates,

■	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures,

■	mechanisms for employees to report concerns about accounting policies and financial reporting,

■	engagement, independence and performance of the company’s external auditor; an

■
internal audit mandate, internal audit and Sarbanes Oxley and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits  performed by the company’s internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members.  Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial

Teck Resources Limited	Page A-1

2012 Annual Information Form

statements of Teck Resources Limited.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”), which for the company is International Financial Reporting Standards.

The Committee’s role is one of oversight.  Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian GAAP and reconciled to US GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary.

2.
Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the company’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

3.
Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

Teck Resources Limited	Page A-2

2012 Annual Information Form

4.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

5.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

6.
Review with management, the external auditor and the company’s chief audit executive the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

7.
Review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

8.
Review copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with the management’s disclosure committee to review the company’s disclosure controls and procedures.

9.
Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and the annual and interim earnings news releases and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

10.
As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

11.
Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

12.
Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

13.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

Teck Resources Limited	Page A-3

2012 Annual Information Form

14.	Review with management, the external auditor and the company’s chief audit executive significant related party transactions and potential conflicts of interest.

15.
To assist the Board with their recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees.

16.
Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

17.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

18.
Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of  independence from the external auditor.

19.
Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chairman or another member of the Committee appointed by the Chairman where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year.

20.
The Committee will be provided with copies of the minutes of meetings of management’s disclosure committee and the Chairman of the Committee or an appointee shall meet at least once per year with management’s disclosure committee to review the company’s disclosure controls and procedures.

21.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company, including:

•	the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company, and

•	management’s reports of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

22.	Review and approve the functions of the company’s Audit and Operational Review Department, including:

•	its mandate, authority and organizational reporting lines;

•	its annual and longer term internal audit plans, budgets and staffing;

•	its performance; and

•	the appointment, reassignment or replacement of the company’s chief audit executive.

Teck Resources Limited	Page A-4

2012 Annual Information Form

This review will include discussions with the company’s chief audit executive without the presence of management or the external auditor.

23.	Review the adequacy of the company’s bank lines of credit and guidelines for the investment of cash.

24.
Review with senior financial management, the external auditor, the company’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

25.	Review the company’s procedures and establish procedures for the Committee for the:

•	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

•
confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the company’s Code of Ethics or Standard of Business Practices.

26.
At each Audit Committee meeting the General Counsel and the company’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the company’s Code of Ethics or Standard of Business Practices that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar type reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

27.	Prepare an audit committee report to be included in Teck Resources Limited’s annual proxy statement.

28.
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

29.	The Committee shall present to the Board an annual performance evaluation of the effectiveness of the Committee.

Teck Resources Limited	Page A-5

2012 Annual Information Form

Schedule B

Report of Management and Directors on December 2011 Oil and Gas Disclosure

Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the reserves data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent bitumen resources associated with the Company’s 20% interest in the project as at December 31, 2012 is 662 million barrels of recoverable bitumen.  A report from the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

A second independent qualified reserves evaluator has evaluated the resources data associated with the Frontier and Equinox oil sands projects and has concluded that the best estimate of contingent resources associated with the Company’s 100% interest in Frontier and Equinox as at December 31, 2012 is 2,449 million barrels and 375 million barrels of contingent bitumen resources, respectively.  A report from the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

A committee of the Board of Directors of the Company composed of a majority of independent directors has

1.	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

2.	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservations; and

3.	reviewed the resources data with management and the independent qualified reserves evaluator.

The same committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the committee, approved

1.	the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

2.	the filing of the report of the independent qualified reserves evaluator; and

3.	the content and filing of this report.

Teck Resources Limited	Page B-1

2012 Annual Information Form

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated:   March 8, 2013.

/s/ Donald R. Lindsay	/s/ Chris M.T. Thompson
(Signed) Donald R. Lindsay	(Signed) Chris M.T. Thompson
President and Chief Executive Officer	Director
/s/ Ronald A. Millos	/s/ Mayank M. Ashar
(Signed) Ronald A. Millos	(Signed) Mayank M. Ashar
Senior Vice President, Finance and Chief Financial Officer	Director

Teck Resources Limited	Page B-2

2012 Annual Information Form

Schedule C

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Teck Resources Ltd.. (the "Company"):

1.
We have evaluated the Company’s reserves data associated with the Fort Hills Oil Sands Project as a December 31, 2012. The reserves data at December 31, 2012 is a best estimate of contingent bitumen resources. Specific contingencies which prevent the classification of contingent resources as reserves relate to uncertainty in project implementation and regulatory approval risks.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The best estimate of contingent bitumen resources associated with the Company’s 20 percent working interest Fort Hills Oil Sands Project is 662 million barrels, as presented in our report prepared January 23, 2013.

6.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 15, 2013

James H Willmon, P. Eng.
Vice-President Corporate Evaluations

Teck Resources Limited	Page C-1

2012 Annual Information Form

[Letterhead of Sproule Unconventional Limited]

NI 51-101 Audit and Review Report

Report on Resources Data
By Independent Qualified Resources Evaluator or
Auditor

Report on Resources Data

To the Board of Directors of Teck Resources Limited (the “Company”);

Contingent Resources were previously estimated as of December 31, 2011 and presented in the report entitled, “Contingent Bitumen Resource Estimates  for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2011)”.

The independent audit and review of  the mine, tailings and  extraction plans can be found in the abovementioned report. No new material data pertaining to the mine, tailings and extraction plans were available at the time  of  this letter  report and, therefore, only  certain economic parameters and  working interest assumptions  have been  updated as of December 31, 2012.

In 2012 the Company announced that they had closed an agreement whereby the Company acquired SilverBirch Energy Corporation’s interest in the Frontier  and Equinox leases. The update, which has an effective date of December 31, 2012, recognizes this transaction and the Company has been attributed one hundred percent working interest in the Frontier and Equinox leases.

The preparation and disclosure of the reported resource estimates are the responsibility of the Company’s management. Sproule’s responsibility is to express an opinion on the bitumen-in-place, the contingent bitumen resources data and the mine, tailings and extraction plans, and environmental and regulatory issues, based on audits and reviews. Sproule carried out the audits and reviews in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“NI 51-101”).  This report adheres in all material aspects to the “best practices” recommended in the Canadian Oil and  Gas Evaluation Handbook  (“COGEH”)  which are in accordance with the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGEH is incorporated by reference in NI 51-101.

Those standards require that Sproule plan and perform the audits and reviews to obtain reasonable assurance as to whether or not the resource data are free of material misstatement

In Sproule’s opinion, the bitumen resources data reviewed have, in all material respects, been estimated and presented in accordance with COGEH.

Teck Resources Limited	Page C-2

2012 Annual Information Form

Contingent Bitumen Resources1,2 Frontier and Equinox Oil Sands Mining Projects As of December 31, 2012
Project	Project – 100% (MMbbl)
	Low Estimate	Best Estimate	High Estimate
Frontier	1,509	2,449	2,743
Equinox	286	375	420
Total3	1,795	2,824	3,163
Notes

1.  Resource estimates were based on Norwest’s pit shell designs as of December 31, 2011.

2.  Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

3. Confidence levels for low and high estimates for properties in summation are not equal to confidence levels at the individual property level.

The term “Contingent Resources” is taken from the COGEH. The volumes listed in the chart table above refer to potentially recoverable volumes of bitumen resources. The volumes of contingent bitumen resources were calculated at the outlet of the proposed extraction plant.

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, regulatory approval, completed feasibility studies and company commitment. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The Frontier and Equinox best estimates are based on mine pits (TV:BIP 16) developed by Norwest with adjustments by Sproule at the lease boundaries. The low and high estimates were estimated by Sproule based on an assessment of change in the potential bitumen resource under cut-offs of TV:BIP 12 and TV:BIP 18, respectively, relative to the best case.

Further details on the results of Sproule’s geological evaluation and mine audit and review are presented in the reports entitled, “Contingent Bitumen Resource Estimates for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2010)” and “Contingent Bitumen Resource Estimates for the Frontier and Equinox Oil Sands Mining Projects (As of December 31, 2011)”.

Sproule has no responsibility to update the report for events and circumstances occurring after the preparation date.

Because the Contingent Resources estimates are based on judgments regarding future events, actual results may vary and the variations may be material.

Teck Resources Limited	Page C-3

2012 Annual Information Form

Sproule Unconventional Limited is a member of  the Association of Professional Engineers and Geoscientists of Alberta and our permit number is P10418.

Sproule Unconventional Limited	SPROULE UNCONVENTIONAL LIMITED
Calgary, Alberta
March 5, 2013
/s/ James A. Chisholm
James A. Chisholm, P.Eng.
Supervisor, Engineering and Partner

/s/ Doug W.C. Ho
Doug W.C Ho, P.Eng.
Vice-President, Unconventional and Director

Teck Resources Limited	Page C-4